No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF May 2008

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

The Board of Directors of Honda Motor Co., Ltd., at its meeting held on May 16, 2008, resolved to propose a matter of “Amendments to Articles of Incorporation” as follows as an agenda item for the Company’s 84th ordinary general meeting of shareholders scheduled to be held on June 24, 2008.

Exhibit 2:

On May 30, 2008, Honda Motor Co., Ltd., issued and sent to its shareholders the Notice of Convocation of the 84th Ordinary General Meeting of Shareholders.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Yoichi Hojo
Yoichi Hojo
Director
Chief Operating Officer for
Business Management Operations
Honda Motor Co., Ltd.

Date: August 6, 2008

[Translation]

May 16, 2008

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, 107-8556 Tokyo
Takeo Fukui
President and Representative Director

Notice Concerning Partial Amendments to Articles of Incorporation

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on May 16, 2008, resolved to propose a matter of “Amendments to Articles of Incorporation” as follows as an agenda item for the Company’s 84th ordinary general meeting of shareholders scheduled to be held on June 24, 2008.

Particulars

1. Reasons for Amendments

As a result of the abolition of the System of Payment of Retirement Allowance to Directors and Corporate Auditors as of the close of this meeting, the words “Retirement Allowance” shall be deleted from the provisions concerning remuneration of Directors and Corporate Auditors, etc.

2. Details of Amendments

Portions of the existing Articles of Incorporation will be amended as follows:

Existing Articles of Incorporation	Proposed Amendments
Chapter IV. Directors and Board of Directors	Chapter IV. Directors and Board of Directors

Article 27. (Remuneration of Directors, etc.)

Remuneration, bonus, retirement allowance and other proprietary benefits provided by the Company as compensation for the duties of Directors shall be determined by resolution of a general meeting of shareholders.

Article 27. (Remuneration of Directors, etc.)

Remuneration, bonus and other proprietary benefits provided by the Company as compensation for the duties of Directors shall be determined by resolution of a general meeting of shareholders.

Chapter V. Corporate Auditors and Board of Corporate Auditors	Chapter V. Corporate Auditors and Board of Corporate Auditors

Article 33. (Remuneration of Corporate Auditors, etc.) Remuneration, bonus, retirement allowance and other proprietary benefits provided by the Company as compensation for the duties of Corporate Auditors shall be determined by resolution of a general meeting of shareholders.

Article 33. (Remuneration of Corporate Auditors, etc.) Remuneration, bonus and other proprietary benefits provided by the Company as compensation for the duties of Corporate Auditors shall be determined by resolution of a general meeting of shareholders.

*	The underlines indicate the portions to be amended.

3. Schedule

Scheduled date of the ordinary general meeting of shareholders for the purpose of the amendments to the Articles of Incorporation:

Tuesday, June 24, 2008

Scheduled date when amendments to the Articles of Incorporation come into effect:

Tuesday, June 24, 2008

Securities Code Number: 7267

NOTICE OF CONVOCATION OF

THE 84TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD AT GRAND PACIFIC LE DAIBA, TOKYO, JAPAN

ON JUNE 24, 2008 AT 10:00 A.M.

(This is a translation of the original notice

in the Japanese language mailed on May 30, 2008

to stockholders in Japan, and is for reference purposes only.)

HONDA MOTOR CO., LTD.

(HONDA GIKEN KOGYO KABUSHIKI KAISHA)

TOKYO, JAPAN

[Translation]

May 30, 2008

To Stockholders:

Notice of Convocation of the 84th

Ordinary General Meeting of Shareholders

Dear Stockholders:

You are hereby notified that the 84th Ordinary General Meeting of Shareholders will be held as stated below. You are respectfully requested to attend the meeting.

Please note that, if you do not plan to attend the annual meeting, you may vote by one of the two methods outlined below. We request that you exercise your vote after examining the reference documents and other materials enclosed that are related to the annual meeting.

Vote by mail: Please indicate whether you are in favor of, or opposed to, the proposals on the enclosed Annual Meeting Proxy Card, and then send the proxy card to arrive no later than 6pm on Monday, June 23, 2008.

Yours faithfully,

Honda Motor Co., Ltd.
1-1, Minami-Aoyama, 2-chome
Minato-ku, Tokyo

By: Takeo Fukui
President and Representative Director

Request: We request that when arriving at the meeting you present the voting right exercise form enclosed herewith to the meeting hall receptionist.

Particulars

1. Time and Date:	10:00 a.m. on June 24, 2008 (Tuesday)

2. Place:	GRAND PACIFIC LE DAIBA
Palais Royal on the first basement level, at 2-6-1 Daiba, Minato-ku, Tokyo

3. Agenda:

Matters to be reported:

1.	Report on the Business Report, Consolidated Balance Sheets, Consolidated Statements of Income, Unconsolidated Balance Sheets and Unconsolidated Statements of Income for the 84th Fiscal Year (from April 1, 2007 to March 31, 2008);

2.	Report on the results of the audit of the consolidated financial statements for the 84th Fiscal Year (from April 1, 2007 to

March 31, 2008) by the independent auditors and the Board of Corporate Auditors.

Matters to be resolved:

First Item:

Distribution of Dividends

Second Item:

Election of Twenty-One (21) Directors

Third Item:

Election of Two (2) Corporate Auditors

Fourth Item:

Payment of Bonus to Directors and Corporate Auditors for the 84th Fiscal Year

Fifth Item:

Payment of Retirement Allowance to Retiring Directors and Corporate Auditors for Their Respective Services and Payment of Retirement Allowance to Directors and Corporate Auditors in relation to the Abolition of the System of Payment of Retirement Allowance

Sixth Item:

Revision of Amounts of Remuneration Payable to Directors and Corporate Auditors

Seventh Item:

Partial Amendment to the Articles of Incorporation

Details regarding these agenda items are contained in the “Business Report for the 84th Fiscal Year,” which is appended to this Notice of Convocation.

*	In the case that revisions are made to the general shareholders’ meeting reference materials or attached materials, the revised items will be posted on the Company’s website.

Japanese    http://www.honda.co.jp/investors     English    http://world.honda.com/investors

REFERENCE DOCUMENTS

CONCERNING EXERCISE OF VOTING RIGHT

Reference matters with respect to the proposals:

FIRST ITEM: Distribution of Dividends

The Company strives to maintain a global perspective, develop its operations in many countries throughout the world and increase its corporate value.

With respect to the distribution of profits, the Company regards the distribution of profits to its stockholders to be one of the most important issues for management, and the Company’s basic policy for dividends is to make dividend distributions after taking into account its long-term consolidated earnings performance. The Company will also acquire its own stock from time to time with the objectives of improving capital efficiency and flexibly implementing capital policies.

Retained earnings will be applied toward financing R&D activities essential for the future growth of the Company and capital expenditures and investment programs that will expand its operations for the purpose of improving the Company’s business results and strengthening its financial condition.

Regarding the year-end dividend for the fiscal year under review, after considering various factors such as the Company’s goals of strengthening its condition and developing its business operations, the following conditions are proposed:

(1) Conditions and Total Value of Dividend Assets Allocated to Stockholders

¥22 per share of common stock

Total value of ¥39,921,391,070

(2) Effective Date of Distribution of Dividends

June 25, 2008

SECOND ITEM: Election of Twenty-One (21) Directors

The term of office of each of the twenty (20) current Directors are due to expire at the close of this meeting. It is proposed that twenty-one (21) Directors be elected at the meeting. The names and particulars of the twenty-one (21) candidates for the position of Director are provided below.

Candidate No.	Name (Date of birth)	Resume, current position and responsibilities * denotes representation of other companies	Number of shares of the Company held	Special interest between the candidate and the Company
1.	Satoshi Aoki (August 19, 1946)	Joined in April 1969 General Manager of Finance Division for Business Management Operations in June 1994 Director of the Company in June 1995 Chief Operating Officer for Business Management Operations in June 1998 Managing Director of the Company in June 1998 Senior Managing Director of the Company in June 2000 Compliance Officer in April 2004 Executive Vice President and Director of the Company in June 2005 Chairman and Director of the Company in June 2007 (present)	16,300	None

2.	Takeo Fukui (November 28, 1944)

Joined in April 1969

President and Director of Honda Racing Corporation in May 1987

Managing Director of Honda R&D Co., Ltd. in May 1987

Director of the Company in June 1988

Senior Managing Director of Honda R&D Co., Ltd. in June 1990

Executive Vice President and Director of Honda of America Mfg., Inc. in June 1994

Managing Director of the Company in June 1996

President and Director of Honda of America Mfg., Inc. in June 1996

President and Director of Honda R&D Co., Ltd. in June 1998

Motor Sports in June 1999

Senior Managing Director of the Company in June 1999

President and Director of the Company in June 2003 (present)

			23,900	None

3.	Koichi Kondo (February 13, 1947)

Joined in April 1970

President and Director of Honda Motor do Brasil Ltda.
(presently Honda South America Ltda.) in June 1996

President and Director of Moto Honda da Amazonia Ltda. in June 1996

President and Director of Honda Automoveis do Brasil Ltda. in June 1996

Director of the Company in June 1997

Chief Operating Officer for Regional Operations (Latin America) in April 2000

Managing Director of the Company in June 2002

Executive Vice President and Director of American Honda Motor Co., Inc. in April 2003

President and Director of American Honda Motor Co., Inc. in June 2003

Chief Operating Officer for Regional Operations (North America) in April 2004

President and Director of Honda North America, Inc. in April 2005

Senior Managing Director of the Company in June 2005

Chief Operating Officer for Regional Sales Operations (Japan) in April 2007 (present)

Chairman and Director of American Honda Motor Co., Inc. in April 2007

Executive Vice President and Director of the Company in June 2007 (present)

			9,336	None

Candidate No.	Name (Date of birth)	Resume, current position and responsibilities * denotes representation of other companies	Number of shares of the Company held	Special interest between the candidate and the Company
4.	Atsuyoshi Hyogo (January 2, 1949)	Joined in April 1972 President and Director of Honda Canada Inc. in October 1993 Director of the Company in June 1995 Executive Vice President and Director of American Honda Motor Co., Inc. in June 1996 Managing Director of the Company in June 1998 Chief Operating Officer for Regional Operations (China) in April 2003 (present) President of Honda Motor (China) Investment Corporation, Limited in February 2004 (present) Senior Managing Director of the Company in June 2005 (present) (Representation of other companies) * President of Honda Motor (China) Investment Corporation, Limited	17,400	None

5.	Mikio Yoshimi (September 6, 1947)

Joined in April 1970

Executive Vice President and Director of Honda of America Mfg., Inc. in June 1998

Director of the Company in June 1998

President and Director of Honda Manufacturing of Alabama, LLC in April 2000

Human Resources and Associate Relations for Business Support Operations in April 2002

Human Resources, Associate Relations and Administration for Business Support Operations in April 2003

Chief Operating Officer for Business Support Operations in April 2004

Managing Director of the Company in June 2004

Compliance Officer in April 2005 (present)

Chief Officer of Driving Safety Promotion Center in April 2006

Government & Industrial Affairs in April 2006 (present)

Senior Managing Director of the Company in June 2006 (present)

			7,300	None

6.	Takanobu Ito (August 29, 1953)

Joined in April 1978

Executive Vice President of Honda R&D Americas, Inc. in April 1998

Director of the Company in June 2000

Senior Managing Director of Honda R&D Co., Ltd. in June 2001

Managing Director of the Company in June 2003

Motor Sports in June 2003

President and Director of Honda R&D Co., Ltd. in June 2003

General Supervisor, Motor Sports in April 2004

General Manager of Suzuka Factory of Production Operations in April 2005

Managing Officer of the Company in June 2005

Chief Operating Officer for Automobile Operations in April 2007 (present)

Senior Managing Director of the Company in June 2007 (present)

			6,000	None

Candidate No.	Name (Date of birth)	Resume, current position and responsibilities * denotes representation of other companies	Number of shares of the Company held	Special interest between the candidate and the Company
7.	Masaaki Kato (September 16, 1949)

Joined in April 1974

General Manager of Human Resources Division and HR Development Office for Business Support Operations in January 1998

Director of the Company in June 1998

President and Director of Honda Manufacturing of Alabama, LLC in April 2002

Executive Vice President and Director of Honda Motor Europe Limited in April 2005

President and Director of Honda of the U.K. Manufacturing Ltd. in April 2005

Managing Officer of the Company in June 2005

General Supervisor, Quality in April 2007 (present)

President and Director of Honda R&D Co., Ltd. in April 2007 (present)

Senior Managing Director of the Company in June 2007 (present)

Purchasing Operations Supporting in April 2008 (present)

(Representation of other companies)

*  President and Director of Honda R&D Co., Ltd.

			16,900	None

8.	Akira Takano (August 18, 1949)	Joined in April 1972 Director of Honda R&D Co., Ltd. in June 1995 Director of the Company in June 1996 Executive Vice President and Director of Honda Motor Europe Limited in June 1998 President and Director of Honda of the U.K. Manufacturing Ltd. in June 1998 Managing Director of the Company in June 2003 (present) Chief Operating Officer for Customer Service Operations in April 2004 (present)	9,400	None

9.	Shigeru Takagi (February 4, 1952)	Joined in April 1974 President and Director of Honda Canada Inc. in June 1998 Director of the Company in June 1998 Chief Operating Officer for Regional Operations (Europe, the Middle & Near East and Africa) in April 2004 (present) President and Director of Honda Motor Europe Limited in April 2004 (present) Managing Director of the Company in June 2004 (present) (Representation of other companies) * President and Director of Honda Motor Europe Limited	8,900	None

10.	Tetsuo Iwamura (May 30, 1951)

Joined in April 1978

Chief Operating Officer for Service Parts Operations in April 2000

Director of the Company in June 2000

Chief Operating Officer for Regional Operations (Latin America) in April 2003

President and Director of Honda South America Ltda. in April 2003

President and Director of Moto Honda da Amazonia Ltda. in April 2003

President and Director of Honda Automoveis do Brasil Ltda. in April 2003

Managing Director of the Company in June 2006 (present)

Chief Operating Officer for Regional Operations (North America) in April 2007 (present)

President and Director of Honda North America, Inc. in April 2007 (present)

President and Director of American Honda Motor Co., Inc. in April 2007 (present)

(Representation of other companies)

*  President and Director of Honda North America, Inc.

*  President and Director of American Honda Motor Co., Inc.

			6,500	None

Candidate No.	Name (Date of birth)	Resume, current position and responsibilities * denotes representation of other companies	Number of shares of the Company held	Special interest between the candidate and the Company
11.	Tatsuhiro Oyama (July 9, 1950)	Joined in April 1969 General Manager of Motorcycle Sales Division for Regional Sales Operations (Japan) in April 2001 Director of the Company in June 2001 President and Director of Honda Motorcycle Japan Co., Ltd. in August 2001 Chief Operating Officer for Parts Operations in April 2003 Chief Operating Officer for Regional Operations (Asia & Oceania) in April 2006 President and Director of Asian Honda Motor Co., Ltd. in April 2006 Managing Director of the Company in June 2006 (present) Chief Operating Officer for Motorcycle Operations in April 2008 (present)	9,400	None

12.	Fumihiko Ike (May 26, 1952)	Joined in February 1982 Chief Operating Officer for Power Product Operations in April 2003 Director of the Company in June 2003 Chief Operating Officer for Business Management Operations in April 2006 Managing Director of the Company in June 2007 (present) Chief Operating Officer for Regional Operations (Asia & Oceania) in April 2008 (present) President and Director of Asian Honda Motor Co., Ltd. in April 2008 (present) (Representation of other companies) * President and Director of Asian Honda Motor Co., Ltd.	8,000	None

13.	Satoru Kishi (March 29, 1930)

Chairman of the Board of The Bank of Tokyo-Mitsubishi, Ltd.

(present: The Bank of Tokyo-Mitsubishi UFJ, Ltd.) in June 2000

Director of the Company in June 2001 (present)

Advisor of the Board of The Bank of Tokyo-Mitsubishi, Ltd.

(present: The Bank of Tokyo-Mitsubishi UFJ, Ltd.) in June 2002 (present)

			None	None

14.	Kensaku Hogen (August 2, 1941)	Ambassador in Canada in April 2001 Director of the Company in June 2005 (present)	None	None

15.	Hiroyuki Yoshino (November 2, 1939)	Joined Honda R&D Co., Ltd. in April 1963 Director of Honda R&D Co., Ltd. in March 1977 Executive Vice President and Director of Honda R&D Co., Ltd. in May 1983 Director of the Company in May 1983 Managing Director of the Company in June 1988 President and Director of Honda of America Mfg., Inc. in June 1988 Senior Managing Director of the Company in June 1990 Executive Vice President and Director of the Company in June 1992 President and Director of Honda R&D Co., Ltd. in June 1994 President and Director of the Company in June 1998 Director and Advisor of the Company in June 2003 (present)	40,800	None

Candidate No.	Name (Date of birth)	Resume, current position and responsibilities * denotes representation of other companies	Number of shares of the Company held	Special interest between the candidate and the Company
16.	Sho Minekawa (October 27, 1954)

Joined in April 1978

President of Guangzhou Honda Automobile Co., Ltd. in April 2004

Director of the Company in June 2004

Operating Officer of the Company in June 2005

Chief Operating Officer for Regional Operations (Latin America) in April 2007 (present)

President and Director of Honda South America Ltda. in April 2007 (present)

President and Director of Moto Honda da Amazonia Ltda. in April 2007 (present)

President and Director of Honda Automoveis do Brasil Ltda. in April 2007 (present)

Director of the Company in June 2007 (present)

(Representation of other companies)

*  President and Director of Honda South America Ltda.

*  President and Director of Moto Honda da Amazonia Ltda.

*  President and Director of Honda Automoveis do Brasil Ltda.

			7,500	None

17.	Akio Hamada† (December 2, 1948)	Joined in April 1971 Honda Canada Inc. in June 1998 (residing) Director of the Company in June 1999 President and Director of Honda Engineering Co., Ltd. in June 2001 President and Director of Honda of America Mfg., Inc. in April 2005 Managing Officer of the Company in June 2005 (present) Chief Operating Officer for Production Operations in April 2008 (present) Risk Management Officer in April 2008 (present) General Supervisor, Information Systems in April 2008 (present)	6,000	None

18.	Masaya Yamashita† (April 5, 1953)	Joined in April 1977 General Manager of Automobile Purchasing Division 1 for Purchasing Operations in April 2002 Director of the Company in June 2003 Operating Officer of the Company in June 2005 (present) General Manager of Kumamoto Factory of Production Operations in April 2006 Chief Operating Officer for Purchasing Operations in April 2008 (present)	6,000	None

19.	Hiroshi Soda† (September 14, 1956)	Joined in April 1979 Executive Vice President and Director of Honda North America, Inc. in January 2000 Operating Officer of the Company in June 2005 (present) Executive Vice President and Director of American Honda Motor Co., Inc. in December 2006 Chief Operating Officer for Business Support Operations in April 2008 (present) Chief Officer of Driving Safety Promotion Center in April 2008 (present)	6,900	None

Candidate No.	Name (Date of birth)	Resume, current position and responsibilities * denotes representation of other companies	Number of shares of the Company held	Special interest between the candidate and the Company
20.	Takuji Yamada† (September 28, 1956)	Joined in April 1980 Executive Vice President and Director of American Honda Motor Co., Inc. in December 2004 Operating Officer of the Company in June 2005 (present) President and Director of Honda Motor Europe (North) GmbH in April 2006 Chief Operating Officer for Power Product Operations in April 2008 (present)	6,000	None

21.	Yoichi Hojo† (February 17, 1956)	Joined in April 1978 General Manager of Automobile Purchasing Division 2 for Purchasing Operations in April 2006 Operating Officer of the Company in June 2006 (present) Chief Operating Officer for Business Management Operations in April 2008 (present)	6,400	None

Notes:	1. † denotes new candidates.

2. Matters related to outside Director candidates are as follows:

(1) Satoru Kishi and Kensaku Hogen are candidates for the position of outside Director as defined by Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Company Law.

(2) Reasons for selection of candidates for the position of outside Director

Satoru Kishi is proposed as a candidate because the Company wishes to receive his advice about the Company’s activities given from an objective and broad-ranging perspective and based on his rich experience and high level of insight regarding corporate management.

Kensaku Hogen is proposed as a candidate because the Company wishes to receive his advice about the Company’s activities given from an objective and broad-ranging perspective and based on his rich experience and high level of insight regarding diplomacy. Although he has not engaged in corporate management, the Company believes that he can perform the duties of an outside Director based on his experience and insight mentioned above.

(3) Incidence of inappropriate corporate operations at other companies for which the candidate was serving as an officer (during the past five years), actions taken beforehand to prevent such operations and subsequent actions taken in response to such operations

Mitsubishi Heavy Industries, Ltd., for which Satoru Kishi is serving as an outside Corporate Auditor, engaged in activities violating the Antimonopoly Law with respect to the submission of bids related to a steel bridge construction project, etc. While Satoru Kishi was not aware of such activities in advance of their occurrence, he has been expressing opinions promoting strict compliance with relevant laws and regulations at the Board of Directors meetings and the Board of Corporate Auditors meetings as well as in the course of his audit operations.

(4) Number of years since candidates’ original assumption of position of outside Director. (up to the end of this general meeting of shareholders)

Satoru Kishi Seven years
Kensaku Hogen Three years

THIRD ITEM: Election of Two (2) Corporate Auditors

As the term of office of each of the current Corporate Auditors, Hiroshi Okubo, Koji Miyajima and Fumihiko Saito, are due to expire at the close of this meeting, it is proposed that two (2) Corporate Auditors be elected at the meeting. The names and particulars of the two (2) candidates for the position of Corporate Auditors are provided below.

This proposal has been approved in advance by the Board of Corporate Auditors.

Candidate No.	Name (Date of birth)	Resume, current position and responsibilities * denotes representation of other companies	Number of shares of the Company held	Special interest between the candidate and the Company
1.	Fumihiko Saito (June 9, 1945)

Registered as a lawyer in April 1973

Partner of the law firm of Hamada & Matsumoto

(Currently, Mori Hamada & Matsumoto) in January 1979

General Manager of the Legal Department of IBM Japan, Ltd. in May 1999

Director of IBM Japan in June 1999

Partner of the Haarmann Hemmelrath Saito Law Office in June 2003

Auditor of the Company in June 2004 (present)

Representative of the Saito Law Office in February 2006 (present)

			None	None

2.	Toru Onda† (March 18, 1949)	Joined in January 1977 General Manager of Automobile Purchasing Division 1 for Purchasing Operations in June 1998 Director of the Company in June 1999 Chief Operating Officer for Purchasing Operations in April 2000 Managing Director of the Company in June 2002 (present)	8,000	None

Notes:	1. † denotes new candidates.

2. Matters related to outside Corporate Auditor candidates are as follows:

(1) Fumihiko Saito is the candidate for the position of outside Corporate Auditor as defined in Article 2, Paragraph 3, Item 8 of the Enforcement Regulations of the Company Law.

(2) Reasons for selection of the candidate for the position of outside Corporate Auditor

Fumihiko Saito is proposed as a candidate for the position of Corporate Auditor because the Company wishes to receive his auditing services given from an objective and broad-ranging perspective and based on his rich experience and high level of insight as a legal specialist.

(3) Number of years since candidate’s original assumption of position of outside Corporate Auditor (up to the end of this general meeting of shareholders)

Fumihiko Saito Four (4) years

FOURTH ITEM: Payment of Bonus to Directors and Corporate Auditors for the 84th Fiscal Year

It is proposed that the Company after taking into consideration the profit for the fiscal year under review, the amount of the bonus that has been paid in the past to the Directors and the Corporate Auditors and other various circumstances, pay a bonus in the total amount of 510 million yen (¥510,000,000) to the twenty (20) Directors in office as of the end of the fiscal year (including the total amount of ¥9,120,000 to the two (2) outside Directors) and a bonus in the total amount of 77 million yen (¥77,000,000) to the six (6) Corporate Auditors in office as of the end of the fiscal year in order to reward those Directors and Corporate Auditors for their services for the fiscal year. The amount of the bonus payable to each of the Directors and the Corporate Auditors would be left to be determined by the Board of Directors with regard to each Director’s bonus, and to the consultation among the Corporate Auditors with regard to each Corporate Auditor’s bonus.

FIFTH ITEM:	Payment of Retirement Allowance to Retiring Directors and Corporate Auditors for Their Respective Services and Payment of Retirement Allowance to Directors and Corporate Auditors in relation to the Abolition of the System of Payment of Retirement Allowance

Directors Minoru Harada Satoshi Toshida, Koki Hirashima and Toru Onda and Corporate Auditors Hiroshi Okubo and Koji Miyajima are to resign from their respective offices at the close of this meeting. It is proposed that the Company pay a retirement allowance to them in appreciation for the meritorious services that they have rendered to the Company, in accordance with the prescribed standards of the Company. It is also proposed that decisions on matters, such as the amount of each retirement allowance and the timing and method of payment of such retirement allowance, be entrusted to the Board of Directors with regard to the retiring Directors and to the consultation among the Corporate Auditors with regard to the retiring Corporate Auditors.

The resumes of the above-mentioned persons are provided below.

Name	Resume
Minoru Harada	Director of the Company in June 1994
Managing Director of the Company in June 1997
Senior Managing Director of the Company in June 1999 (present)

Satoshi Toshida	Director of the Company in June 1995
Managing Director of the Company in June 2000
Senior Managing Director of the Company in June 2005 (present)

Koki Hirashima	Director of the Company in June 1997
Managing Director of the Company in June 2000
Senior Managing Director of the Company in June 2005 (present)

Toru Onda	Director of the Company in June 1999
Managing Director of the Company in June 2002 (present)

Hiroshi Okubo	Corporate Auditor (Full-time) of the Company in June 2004 (present)

Koji Miyajima	Corporate Auditor of the Company in June 2001
Corporate Auditor (Full-time) of the Company in June 2003 (present)

The Company, at the meeting of the Board of Directors held on May 16, 2008, reviewed the officer remuneration system and resolved that the Company will abolish the System of Payment of Retirement Allowance to Directors and Corporate Auditors as of the close of this meeting. In connection with the decision to abolish such System, it is proposed that the Company pay a final retirement allowance to the sixteen (16) Directors (including the two (2) outside Directors) who are to be re-appointed as Directors upon condition of approval at this meeting of the matters in the SECOND ITEM on the Agenda as proposed, and the one (1) Corporate Auditor who is to be re-appointed upon condition of approval at this meeting of the matters in the THIRD ITEM on the Agenda as proposed and the three (3) Corporate Auditors in office, in appreciation for the meritorious services that they have rendered to the Company, in accordance with the prescribed standards of the Company, with respect to their respective terms of office as Directors and/or Corporate Auditors through the close of this meeting. It is also proposed that decisions on matters, such as the amount of each retirement allowance and the timing and method of payment of such retirement allowance, be entrusted to the Board of Directors with regard to the Directors and to the consultation among the Corporate Auditors with regard to the Corporate Auditors.

The resumes of the Directors and the Corporate Auditors to whom the above-mentioned final retirement allowance will be paid are provided below.

Satoshi Aoki	Director of the Company in June 1995
Managing Director of the Company in June 1998
Senior Managing Director of the Company in June 2000
Executive Vice President and Director of the Company in June 2005
Chairman and Director of the Company in June 2007 (present)

Takeo Fukui	Director of the Company in June 1988
Managing Director of the Company in June 1996
Senior Managing Director of the Company in June 1999
President and Director of the Company in June 2003 (present)

Name	Resume
Koichi Kondo	Director of the Company in June 1997
Managing Director of the Company in June 2002
Senior Managing Director of the Company in June 2005
Executive Vice President and Director of the Company in June 2007 (present)

Atsuyoshi Hyogo	Director of the Company in June 1995
Managing Director of the Company in June 1998
Senior Managing Director of the Company in June 2005 (present)

Mikio Yoshimi	Director of the Company in June 1998
Managing Director of the Company in June 2004
Senior Managing Director of the Company in June 2006 (present)

Takanobu Ito	Senior Managing Director of the Company in June 2007 (present)

Masaaki Kato	Senior Managing Director of the Company in June 2007 (present)

Akira Takano	Director of the Company in June 1996
Managing Director of the Company in June 2003 (present)

Shigeru Takagi	Director of the Company in June 1998
Managing Director of the Company in June 2004 (present)

Tetsuo Iwamura	Director of the Company in June 2000
Managing Director of the Company in June 2006 (present)

Tatsuhiro Oyama	Director of the Company in June 2001
Managing Director of the Company in June 2006 (present)

Fumihiko Ike	Director of the Company in June 2003
Managing Director of the Company in June 2007 (present)

Satoru Kishi	Director of the Company in June 2001 (present)

Kensaku Hogen	Director of the Company in June 2005 (present)

Hiroyuki Yoshino	Director of the Company in May 1983
Managing Director of the Company in June 1988
Senior Managing Director of the Company in June 1990
Executive Vice President and Director of the Company in June 1992
President and Director of the Company in June 1998
Director and Advisor of the Company in June 2003 (present)

Sho Minekawa	Director of the Company in June 2007 (present)

Shinichi Sakamoto	Corporate Auditor (Full-time) of the Company in June 2005 (present)

Koukei Higuchi	Corporate Auditor of the Company in June 2003 (present)

Fumihiko Saito	Corporate Auditor of the Company in June 2004 (present)

Yuji Matsuda	Corporate Auditor of the Company in June 2007 (present)

SIXTH ITEM: Revision of Amounts of Remuneration Payable to Directors and Corporate Auditors

It was determined at the 81st ordinary general meeting of shareholders held on June 23, 2005 that the amount of remuneration payable to the Directors be sixty million yen (¥60,000,000) or less per month and at the 72nd ordinary general meeting of shareholders held on June 27, 1996 that the amount of remuneration payable to the Corporate Auditors be thirteen million yen (¥13,000,000) or less per month and the amounts so determined have remained unchanged up to this date. In this regard, it is proposed that the amount of remuneration payable by the Company to the Directors be revised to ninety million yen (¥90,000,000) or less per month (while the amount payable to the outside Directors be three million and five hundred thousand yen (¥3,500,000) or less per month) and the amount of remuneration payable to the Corporate Auditors be revised to eighteen million yen (¥18,000,000) or less per month, after taking into consideration the abolition of the System of Payment of Retirement Allowance to Directors and Corporate Auditors and other various circumstances. In keeping with past practices, the above-mentioned amount of remuneration to the Directors will not include any amount of salary or wages payable to Directors who have a position as employee as well for their services as employees.

At present, the number of Directors of the Company is twenty (20) (including two (2) outside Directors) and the number of Corporate Auditors is six (6). If the matters under the SECOND ITEM and the THIRD ITEM on the Agenda are approved as proposed at this meeting, the number of Directors will be twenty-one (21) (including two (2) outside Directors) and the number of Corporate Auditors will be five (5).

SEVENTH ITEM: Partial Amendment to the Articles of Incorporation

(1) Reasons for Amendment:

As a result of the abolition of the System of Payment of Retirement Allowance to Directors and Corporate Auditors as of the close of this meeting, the words “Retirement Allowance” shall be deleted from the provisions concerning remuneration of Directors and Corporate Auditors, etc.

(2) Contents of Amendment:

Portions of the existing Articles of Incorporation will be amended as follows:

(The underlines indicate the portions to be amended.)

Existing Articles of Incorporation	Proposed Amendments
Chapter IV. Directors and Board of Directors	Chapter IV. Directors and Board of Directors

Article 27. (Remuneration of Directors, etc.)

Remuneration, bonus, retirement allowance and other proprietary benefits provided by the Company as compensation for the duties of Directors shall be determined by resolution of a general meeting of shareholders.

Article 27. (Remuneration of Directors, etc.)

Remuneration, bonus and other proprietary benefits provided by the Company as compensation for the duties of Directors shall be determined by resolution of a general meeting of shareholders.

Chapter V. Corporate Auditors and Board of Corporate Auditors	Chapter V. Corporate Auditors and Board of Corporate Auditors

Article 33. (Remuneration of Corporate Auditors, etc.)

Remuneration, bonus, retirement allowance and other proprietary benefits provided by the Company as compensation for the duties of Corporate Auditors shall be determined by resolution of a general meeting of shareholders.

Article 33. (Remuneration of Corporate Auditors, etc.)

Remuneration, bonus and other proprietary benefits provided by the Company as compensation for the duties of Corporate Auditors shall be determined by resolution of a general meeting of shareholders.

Business Report for the 84th Fiscal Year

For the Period    From: April 1, 2007    To: March 31, 2008

1. OUTLINE OF BUSINESS

(1) Review of Operations

During fiscal 2008, ended March 31, 2008, major developments in the economic environment surrounding Honda (Honda, consolidated subsidiaries and affiliates accounted for under the equity method) included worldwide increases in commodity prices, including crude oil, and an increasing deceleration in the U.S. economy caused by the effects of the subprime loan issue. In Europe, economic recovery was moderate owing to lackluster consumer spending and other factors. On the other hand, the economies of Asia outside Japan, especially China and India, recorded generally high economic growth. In Japan, private capital investment and personal consumption were virtually the same as the levels of the previous fiscal year, and signs of economic slowdown began to emerge.

Amid this operating environment, Honda worked to strengthen its corporate structure to respond quickly and accurately to changes in the diverse needs of its customers and society as a whole. In its R&D activities, the Company proactively developed advanced technologies to enhance the safety, environment-friendliness and attractiveness of its products. Regarding production, Honda undertook further measures to strengthen its manufacturing systems, while also beginning the operation of new factories and expanding the manufacturing capacity of subsidiaries in North America and Asia as well as subsidiaries in South America. With respect to sales activities, the Company worked to strengthen its sales and marketing systems and expanded its product lineup by proactively launching products with new value as well as supplying and sourcing products across borders from its plants around the world.

As a result, consolidated net sales in fiscal 2008 rose 8.3% compared to the previous fiscal year, to ¥12,002.8 billion. Profit-wise, operating income rose 11.9%, to ¥953.1 billion. This increase in net sales was due mainly to increased revenue, continuing cost reduction efforts and positive currency effects caused by the depreciation of the yen, more than offset the negative impact, which included increased sales incentives in North America, increased raw material costs and increased depreciation, selling, general and administrative (SG&A) expenses and R&D expenses. Income before income taxes rose 13.0%, to ¥895.8 billion. Net income rose 1.3%, to ¥600.0 billion, despite the increase in corporate income taxes.

Motorcycles

• New Product Launches

Major developments during the fiscal year under review included the commencement of imports into Japan and Europe of the 110cc LEAD brand scooter from China, which offers low fuel consumption and is well-equipped with other features and accessories. Also, in Japan, Honda launched the large-scale 680cc DN-01 sports cruiser, which features original styling and a new type of automatic transmission as well as superior handling, along with the XR230 Motard dual sport motorcycle, which is suited to a wide range of road conditions, from city streets to winding roads, and offers a powerful ride. In North America, Europe and other regions, Honda introduced a new model version incorporating full model changes of the CBR1000RR super sport motorcycle. In North America, Honda newly introduced the TRX700XX sport ATV. In Europe, we newly introduced the S-WING 125cc scooter. In Asia, new product launches included the 100cc Cub-type REVO family motorcycle in Indonesia and the 150cc Hunk in India, which features advanced design that gives a feeling of volume. The REVO and Hunk are newly produced by Honda affiliates accounted for under the equity method in Indonesia and India, respectively. In addition, the production and sales of the 125cc motorcycle Kinhoei, which emphasizes practical use of daily transportation, began at an affiliate in China accounted for under the equity method.

• Sales Volume and Profitability

Domestic sales declined 7.7% in comparison with the previous fiscal year, to 311 thousand units. Overseas unit sales decreased 10.2%, to 9,009 thousand unit, despite increased unit sales in “other regions,” including South America, mainly due to a decline in sales of parts for overseas production sold to affiliates in Asia accounted for under the equity method. *Total motorcycle unit sales, therefore, decreased 10.1%, to 9,320 thousand units. Revenue from unaffiliated customers rose 13.7%, to ¥1,558.6 billion, due mainly to increased sales in Asia and other regions and positive currency translation effects. Operating income increased 50.4%, to ¥151.2 billion, despite increased SG&A expenses as well as R&D expenses, due mainly to positive currency effects caused by appreciation of the Brazilian real against the Japanese yen and the change in model mix.

*	Of the net sales of Honda-brand motorcycle products that are manufactured and sold by overseas affiliates accounted for under the equity method, those with respect to which parts for manufacturing were not supplied from Honda or its subsidiaries are not included in net sales and other operating revenue, in conformity with U.S. generally accepted accounting principles. Accordingly, these unit sales are not included in the financial results.

Automobiles

• New Product Launches

In automobile operations, in Japan, Honda launched all-new FIT models that maintain the high-performance basic functions of previous FIT models and offer environment-friendliness and a comfortable ride, along with improved utility. In addition, Honda began sales of INSPIRE, its top-of-the-line sedan, which incorporates the new variable cylinder management (VCM) system and offers a combination of the power of the newly developed 3.5-liter i-VTEC engine with superior fuel economy. Also, in North America, Asia and other regions, Honda introduced all-new ACCORD models. These new models, including those powered by the newly developed 3.5-liter i-VTEC engine with the VCM system, offer not only improved safety features but also substantial improvement in passenger comfort. In Asia, Honda began sales of the ACURA MDX sports utility vehicle, which is made in Canada and offered in China. Also in China, production of CR-V models incorporating full model changes began at the plant of an affiliate accounted for under the equity method.

• Sales Volume and Profitability

Unit sales in Japan were 615 thousand automobiles, 8.5% lower than that of the previous fiscal year. Overseas sales increased 11.1%, to 3,310 thousand units, driven by growth in North America, Europe, Asia and other regions. As a result, total automobile unit sales rose 7.5%, to 3,925 thousand units. Revenue from unaffiliated customers increased 6.8%, to ¥9,489.3 billion, supported by the favorable impact of higher unit sales, currency translation and other factors. Operating income rose 10.4%, to ¥661.6 billion, due mainly to higher revenue, continuing cost reduction efforts and positive currency translation effects more than offsetting the negative effects of an increase in sales incentives in North America, higher prices of raw materials, increases in SG&A expenses, and higher R&D and depreciation expenses.

Financial Services

Revenues of the Financial Services business segment from unaffiliated customers increased 30.2%, to ¥533.5 billion, primarily due to an increase in revenue from lease sales. Operating income expanded 2.0%, to ¥117.7 billion, despite an increase in SG&A expenses, as a result of increased profit attributable to higher revenue.

Power Products and Others

• New Product Launches

In power product operations in Japan and other areas, Honda launched the BF40 and BF50, four-stroke outboard engines that combine electronic fuel injection (PGM-FI) with Honda’s original boosted low-speed torque air/fuel ratio technology to improve acceleration performance as well as improvement in the fuel consumption ratio through the incorporation of a lean-burn regulator for use at cruising speeds. In Japan, Honda began sales of its originally developed thin film solar cells that incorporate a membrane formed from a copper, indium, gallium and selenium (CIGS) compound. Honda also began sales of its F530 and F730 general-purpose control assemblies for use by commercial farmers. These assemblies incorporate a new clutch lever that stops the unit when the operator removes his or her hand and are expected to contribute to safer machinery operation. Also, in its Lucky FU655 and Lucky FU755 rotary tillers, Honda began to sell units that have a parking brake that is standard equipment in addition to the previously introduced clutch lever.

• Sales Volume and Profitability

Unit sales in Japan of power products increased 4.4% over the previous fiscal year, to 550 thousand. Overseas unit sales declined 6.6%, to 5,507 thousand, due to decreased unit sales in North America. Worldwide unit sales, therefore, decreased 5.7%, to 6,057 thousand units. Revenue from unaffiliated customers rose 0.8%, to ¥421.1 billion, due mainly to currency translation effects. Operating income declined 38.2%, to ¥22.3 billion, due mainly to increases in SG&A expenses and R&D expenses on other businesses, which more than offset positive currency effects caused by the depreciation of the yen against European currencies.

¡ Unit Sales and Net Sales Breakdown

	Unit (thousands), Yen (millions)
Business Segment	FY2007 (reference) From April 1, 2006 to March 31, 2007		FY2008 From April 1, 2007 to March 31, 2008		Change from the previous fiscal year (reference)
	Unit sales	Net sales	Unit sales	Net sales	Unit sales	(%)	Net sales	(%)
Grand Total		11,087,140		12,002,834			915,694	8.3
Domestic		1,681,190		1,585,777			-95,413	-5.7
Overseas		9,405,950		10,417,057			1,011,107	10.7
North America		5,980,876		6,068,425			87,549	1.5
Europe		1,236,757		1,519,434			282,677	22.9
Asia		1,283,154		1,577,266			294,112	22.9
Other regions		905,163		1,251,932			346,769	38.3

Motorcycle Business (motorcycles only)	10,369 (10,121)	1,370,617	9,320 (9,083)	1,558,696	-1,049 (-1,038)	-10.1 (-10.3)	188,079	13.7
Domestic (motorcycles only)	337 (337)	101,753	311 (311)	93,592	-26 (-26)	-7.7 (-7.7)	-8,161	-8.0
Overseas (motorcycles only)	10,032 (9,784)	1,268,864	9,009 (8,772)	1,465,104	-1,023 (-1,012)	-10.2 (-10.3)	196,240	15.5
North America (motorcycles only)	503 (282)	308,293	453 (242)	265,609	-50 (-40)	-9.9 (-14.2)	-42,684	-13.8
Europe (motorcycles only)	329 (317)	219,773	313 (301)	226,687	-16 (-16)	-4.9 (-5.0)	6,914	3.1
Asia (motorcycles only)	7,895 (7,895)	383,389	6,633 (6,633)	484,418	-1,262 (-1,262)	-16.0 (-16.0)	101,029	26.4
Other regions (motorcycles only)	1,305 (1,290)	357,409	1,610 (1,596)	488,390	305 (306)	23.4 (23.7)	130,981	36.6

Automobile Business	3,652	8,889,080	3,925	9,489,391	273	7.5	600,311	6.8
Domestic	672	1,412,726	615	1,321,005	-57	-8.5	-91,721	-6.5
Overseas	2,980	7,476,354	3,310	8,168,386	330	11.1	692,032	9.3
North America	1,788	5,179,139	1,850	5,209,446	62	3.5	30,307	0.6
Europe	324	917,199	391	1,182,666	67	20.7	265,467	28.9
Asia	620	861,612	755	1,048,463	135	21.8	186,851	21.7
Other regions	248	518,404	314	727,811	66	26.6	209,407	40.4

Financial Services Business	—	409,701	—	533,553	—	—	123,852	30.2
Domestic	—	21,497	—	23,405	—	—	1,908	8.9
Overseas	—	388,204	—	510,148	—	—	121,944	31.4
North America	—	364,892	—	483,925	—	—	119,033	32.6
Europe	—	12,642	—	13,234	—	—	592	4.7
Asia	—	3,150	—	4,936	—	—	1,786	56.7
Other regions	—	7,520	—	8,053	—	—	533	7.1

Power Product & Other Businesses	6,421	417,742	6,057	421,194	-364	-5.7	3,452	0.8
Domestic	527	145,214	550	147,775	23	4.4	2,561	1.8
Overseas	5,894	272,528	5,507	273,419	-387	-6.6	891	0.3
North America	3,103	128,552	2,415	109,445	-688	-22.2	-19,107	-14.9
Europe	1,625	87,143	1,693	96,847	68	4.2	9,704	11.1
Asia	760	35,003	915	39,449	155	20.4	4,446	12.7
Other regions	406	21,830	484	27,678	78	19.2	5,848	26.8

Notes:	1.	This figure is the sum of completed vehicles manufactured by Honda and its consolidated subsidiaries plus units sold by affiliated companies accounted for under the equity method, for which Honda supplied the parts and components.

	2.	Unit sales of the Power Product and Other Businesses segment are the unit sales of power products. Net sales of this segment include power products and relevant parts, leisure businesses, trading and others.

— Unit Sales by Region (by location of unaffiliated customers) (reference)

— Net Sales by Region (By location of unaffiliated customers) (reference)

(2) Capital Expenditures

Capital expenditures during the fiscal year totaled ¥654,030 million. The breakdown of capital expenditures by business segment was as follows:

			Yen (millions), %
Business Segment	FY2007 (reference)	FY2008	Change in amount (reference)	Change (%) (reference)
Motorcycle Business	68,880	86,687	17,807	25.9
Automobile Business	540,859	544,922	4,063	0.8
Financial Services Business	933	627	(306)	(32.8)
Power Product & Other Businesses	16,394	21,794	5,400	32.9

Total	627,066	654,030	26,964	4.3

Operating Lease Assets	366,795	839,261	472,466	128.8

In addition to those for the installation of new equipment, the Company’s capital investments included those for expanding, strengthening, rationalizing and renovating manufacturing facilities as well as those for expanding and strengthening marketing and R&D facilities, etc.

(3) Liquidity and Capital Resources

Funds for financing capital investments in Honda’s manufacturing and sales businesses are provided mainly from cash generated by operating activities. Honda does not raise such funds through the issuance of stocks or bonds.

Honda funds its financial programs for customers and dealers primarily from corporate bonds, medium-term notes, commercial paper, securitization of monetary assets and from operating companies. The outstanding balance of funds for Honda’s financial service subsidiaries at the end of the fiscal year under review was ¥4,778.9 billion.

(4) Preparing for the Future

In the global economy, there are concerns of economic slowdown in the U.S., Europe and Japan. In addition, the pace of economic expansion in Asia outside Japan is expected to decline. Moreover, the global business environment in which Honda’s management operates still remains uncertain because of global political and economic uncertainties, fluctuations in oil and raw material prices and movements in currency, finance and capital markets. As a result, Honda expects the operating environment to remain difficult.

It is under these circumstances that Honda seeks to strengthen its corporate structure quickly and flexibly to meet the requirements of its customers and society and the changes in its business environment. Also, in order to improve the competitiveness of its products, Honda will endeavor to enhance its R&D, production and sales capabilities. Furthermore, Honda will continue striving to earn even more trust and understanding from society through Companywide activities. Honda recognizes that further enhancing the following specific areas is essential to its success:

1.	Research and Development

Along with efforts to develop even more effective safety and environmental technologies, Honda will enhance creativity in its advanced technology and products, and will create and swiftly introduce new value-added products that meet specific needs in various markets around the world. Honda will also continue its efforts to research future technologies.

2.	Production Efficiency

Honda will establish and enhance efficient and flexible production systems and expand production capacity at its global production bases, with the aim of increasing its capability of supplying high-quality products.

3.	Sales Efficiency

Honda will remain proactive in its efforts to expand product lines through the innovative use of IT and to upgrade sales and service structure, in order to further satisfy its customers.

4.	Product Quality

Responding to increasing customer demand, Honda will upgrade its quality control through enhancing the functions of and coordination among the development, purchasing, production, sales and service departments.

5.	Safety Technologies

Honda is working to develop safety technologies that enhance accident prediction and prevention, technologies to help reduce the risk of injuries to passengers and pedestrians from car accidents, and technologies that enhance compatibility between large and small vehicles, as well as expand its lineup of products incorporating such technologies. Honda will reinforce and continue to advance its contribution to traffic safety in motorized societies in Japan and abroad. Honda also intends to remain active in a variety of traffic safety programs, including advanced driving and motorcycling training schemes provided by local dealerships.

6.	The Environment

Honda will step up its efforts to create better, cleaner and more fuel-efficient engine technologies and to further improve recyclables throughout its product lines. Honda will also work to advance fuel cell technology and steadily promote its new solar cell business. In addition, Honda will further its efforts to minimize its environmental impact. To this end, we set global targets to reduce the environmental burden as measured by the Life Cycle Assessment*, in all areas of business, spanning production, logistics and sales.

*	Life Cycle Assessment: A comprehensive system for quantifying the impact Honda’s products have on the environment at the different stages in their life cycles, from material procurement and energy consumption to waste disposal.

7.	Continuing to Increase Society’s Trust in and Understanding toward Honda

In addition to continuing to provide products incorporating Honda’s advanced safety and environmental technologies, Honda will continue striving to earn even more trust and understanding from society by, among other things, undertaking activities for corporate governance, compliance and risk management and contributing to society.

Through these Company-wide activities, Honda will strive to materialize Honda’s visions of “Value Creation (Creating New Value for our Customers),” “Glocalization (Expanding Regional Operations),” and “Commitment for the Future (Developing Safety and Environmental Solutions),” with the aim of sharing joy with Honda’s customers, thus becoming a company that society wants to exist.

(5) Financial Results

(a) Consolidated Financial Results and Property for the Last Four Fiscal Years

		Fiscal year
Item		FY2005 From Apr. 1, 2004 to Mar. 31, 2005	FY2006 From Apr. 1, 2005 to Mar. 31, 2006	FY2007 From Apr. 1, 2006 to Mar. 31, 2007	FY2008 From Apr. 1, 2007 to Mar. 31, 2008
Net sales and other operating revenue	Yen (millions)	8,650,105	9,907,996	11,087,140	12,002,834
Operating income	Yen (millions)	630,920	868,905	851,879	953,109
Income before income taxes	Yen (millions)	668,364	829,904	792,868	895,841
Net income	Yen (millions)	486,197	597,033	592,322	600,039
Basic net income per share	Yen	260.34	324.33	324.62	330.54
Total assets	Yen (millions)	9,368,236	10,631,400	12,036,500	12,615,543
Stockholders’ equity	Yen (millions)	3,289,294	4,125,750	4,482,611	4,544,265
Stockholders’ equity per share	Yen	1,778.24	2,259.26	2,460.28	2,504.36

Notes:	1.

The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States since the Company has issued American Depositary Receipts listed on the New York Stock Exchange.

2.

The higher net sales recorded in fiscal 2006, compared with fiscal 2005, mainly reflected an increase in automobile sales volume in North America and an increase attributable to currency exchange conversion.

3.

The higher net sales recorded in fiscal 2007, compared with fiscal 2006, mainly reflected an increase in automobile sales volume in North America and an increase attributable to currency exchange conversion.

	4.	Information on operations during the fiscal year under review is shown in the section entitled “1. OUTLINE OF BUSINESS, (1) Review of Operations.”
5.

Basic net income per common share is calculated using the average number of shares outstanding during the fiscal year. Please note that no latent shares were outstanding that would have a dilutive effect.

	6.	Stockholders’ equity per share is computed based on the number of shares outstanding at the end of the fiscal year.
7.

In accordance with new consolidated financial statement formats introduced for the fiscal year under review, consolidated financial statements for previous fiscal years have been reorganized and restated. For more-detailed information on these changes, please see the “Restatement and Statement Category Revision” section or page within the notes to the consolidated financial statements.

	8.	The Company implemented a two-for-one stock split on July 1, 2006. Prior to fiscal 2006, figures for basic net income per share and net assets per share for each fiscal year have been calculated on the post-split number of shares outstanding.

(b) Unconsolidated Financial Results and Property for the Last Four Fiscal Years

		Fiscal year
Item		FY2005 81st From Apr. 1, 2004 to Mar. 31, 2005	FY2006 82nd From Apr. 1, 2005 to Mar. 31, 2006	FY2007 83rd From Apr. 1, 2006 to Mar. 31, 2007	FY2008 84th From Apr. 1, 2007 to Mar. 31, 2008
Net sales	Yen (millions)	3,489,106	3,757,087	4,030,881	4,088,029
Operating income	Yen (millions)	147,554	239,891	201,719	140,490
Ordinary income	Yen (millions)	211,249	321,925	306,145	351,154
Net income	Yen (millions)	144,489	301,735	214,106	298,594
Net income per share	Yen	154.74	327.83	117.32	164.44
Total assets	Yen (millions)	2,355,093	2,525,323	2,631,818	2,680,111
Net assets	Yen (millions)	1,551,538	1,734,837	1,782,099	1,870,921
Net assets per share	Yen	1,677.57	1,900.00	977.67	1,031.03

Notes:	1. The amounts in millions of yen described above disregard and round off amounts of less than ¥1 million.

2.       For the 82nd fiscal year, operating income, ordinary income and net income were higher than for the 81st period because of the effect of the weakening of the yen, the positive impact of higher net sales on profitability, reductions in costs and other factors. Note that net income for the 82nd period contains ¥91,541 million in extraordinary income that was recorded at the time the Company’s national pension was returned to the Japanese government.

3.       Operating income for the 84th fiscal year is lower than that for the 83rd fiscal year because the positive impact of cost reductions was more than offset by a rise in prices of raw materials and higher R&D expenditures. In addition, net income for the 84th fiscal year is higher than that for the 83rd fiscal year owing to higher ordinary income and the fact that net income for the 83rd fiscal year includes an extraordinary loss of ¥75,131 million that was recorded at the time, owing to depreciation charges applicable to previous years because of a change in the method of accounting for depreciation.

4.       As from the 79th fiscal year, per share information is calculated using “Accounting Standard for Basic Net Income per Share” (Accounting Standards Board of Japan, Financial Accounting Standards No. 2, September 25, 2002) and “Implementation Guidance on Accounting Standard for Net Income per Share” (Accounting Standards Board of Japan, Financial Accounting Implementation Guidance No. 4, September 25, 2002).

5.       The Company implemented a two-for-one stock split on July 1, 2006. Therefore, in and after fiscal 2007, figures for net income per share and net assets per share have been calculated based on the post-split number of shares outstanding. In addition, hypothetical figures for net income per share and net assets per share for fiscal 2006 and earlier fiscal years recalculated based on the post-split number of shares outstanding are as follows.

	FY2005	FY2006
Net income per share	77.37	163.92

	FY2005 Year-end	FY2006 Year-end
Net assets per share	838.79	950.00

(6) Principal Consolidation

(a) Principal Subsidiaries

Company	Capital (millions)	Percentage of Honda’s voting right (%)		Main lines of business
				Segment	Business
Honda R&D Co., Ltd.	¥7,400		100.0	Motorcycle Business Automobile Business Power Product & Other Businesses	R&D
Honda Engineering Co., Ltd.	¥3,600		100.0	Motorcycle Business Automobile Business Power Product & Other Businesses	Manufacturing and sales of equipment and development of production technology
Honda Finance Co., Ltd.	¥11,090		100.0	Financial Services Business	Finance
Mobilityland Corporation	¥2,000		100.0	Power Product & Other Businesses	Others (Leisure)
Honda Motorcycle Japan Co., Ltd.	¥496		100.0	Motorcycle Business	Sales
Yachiyo Industry Co., Ltd.	¥3,685	*	50.5	Motorcycle Business Automobile Business	Manufacturing
American Honda Motor Co., Inc. (U.S.A.)	US$200		100.0	Motorcycle Business Automobile Business Power Product & Other Businesses	Sales
Honda North America, Inc. (U.S.A.)	US$1		100.0	Motorcycle Business Automobile Business Financial Services Business Power Product & Other Businesses	Coordination of operation of subsidiaries
Honda of America Mfg., Inc. (U.S.A.)	US$578	*	100.0	Motorcycle Business Automobile Business	Manufacturing
American Honda Finance Corporation (U.S.A.)	US$1,366	*	100.0	Financial Services Business	Finance
Honda Manufacturing of Alabama, LLC (U.S.A.)	US$400	*	100.0	Automobile Business	Manufacturing
Honda Transmission Mfg. of America, Inc. (U.S.A.)	US$42	*	100.0	Automobile Business	Manufacturing
Honda Power Equipment Mfg., Inc. (U.S.A.)	US$26	*	100.0	Power Product & Other Businesses	Manufacturing
Honda of South Carolina Mfg., Inc. (U.S.A.)	US$60	*	100.0	Motorcycle Business	Manufacturing
Yachiyo of America Inc. (U.S.A.)	US$48	*	100.0	Automobile Business	Holding company
Honda Canada Inc. (Canada)	C$226	*	100.0	Motorcycle Business Automobile Business Power Product & Other Businesses	Manufacturing and sales
Honda Canada Finance Inc. (Canada)	C$285	*	100.0	Financial Services Business	Finance
Honda de Mexico, S.A. de C.V. (Mexico)	MXN257	*	100.0	Motorcycle Business Automobile Business Power Product & Other Businesses	Manufacturing and sales
Honda Europe NV (Belgium)	EUR31	*	100.0	Motorcycle Business Automobile Business Power Product & Other Businesses	Sales
Honda Motor Europe Limited (U.K.)	GBP606		100.0	Motorcycle Business Automobile Business Financial Services Business Power Product & Other Businesses	Coordination of operation of subsidiaries and sales
Honda of the U.K. Manufacturing Ltd. (U.K.)	GBP670	*	100.0	Automobile Business	Manufacturing
Honda Finance Europe plc (U.K.)	GBP38	*	100.0	Financial Services Business	Finance
Honda Motor Europe (South) S.A. (France)	EUR40	*	100.0	Motorcycle Business Automobile Business	Sales
Honda Motor Europe (North) GmbH (Germany)	EUR70	*	100.0	Motorcycle Business Automobile Business Power Product & Other Businesses	Sales

Company	Capital (millions)	Percentage of Honda’s voting right (%)		Main lines of business
				Segment	Business
Honda Italia Industriale S.p.A. (Italy)	EUR8	*	100.0	Motorcycle Business Power Product & Other Businesses	Manufacturing and sales
Honda Motor (China) Investment Corporation, Limited (China)	US$115		100.0	Motorcycle Business Automobile Business Power Product & Other Businesses	Holding company and sales
Honda Auto Parts Manufacturing Co., Ltd. (China)	US$150	*	100.0	Automobile Business	Manufacturing
Honda Automobile (China) Co., Ltd. (China)	US$82	*	65.0	Automobile Business	Manufacturing
Honda Motorcycle and Scooter India Private Limited (India)	INR3,000	*	100.0	Motorcycle Business	Manufacturing and sales
Honda Siel Cars India Ltd. (India)	INR3,600		97.4	Automobile Business	Manufacturing and sales
P.T. Honda Precision Parts Manufacturing (Indonesia)	US$64		100.0	Motorcycle Business Automobile Business	Manufacturing
P.T. Honda Prospect Motor (Indonesia)	US$70		51.0	Automobile Business	Manufacturing and sales
Honda Malaysia SDN. BHD. (Malaysia)	MYR170		51.0	Automobile Business	Manufacturing and sales
Honda Taiwan Co., Ltd. (Taiwan)	TWD3,580		100.0	Automobile Business	Sales
Asian Honda Motor Co., Ltd. (Thailand)	THB442		100.0	Motorcycle Business Automobile Business Financial Services Business Power Product & Other Businesses	Coordination of operation of subsidiaries and sales
Honda Leasing (Thailand) Company Limited. (Thailand)	THB3,000	*	100.0	Financial Services Business	Finance
Honda Automobile (Thailand) Co., Ltd. (Thailand)	THB5,460	*	89.0	Automobile Business	Manufacturing and sales
Thai Honda Manufacturing Co., Ltd. (Thailand)	THB150		60.0	Motorcycle Business Power Product & Other Businesses	Manufacturing
Honda Vietnam Co., Ltd. (Vietnam)	US$62	*	70.0	Motorcycle Business Automobile Business	Manufacturing and sales
Honda Motor de Argentina S.A. (Argentina)	AGP136	*	100.0	Motorcycle Business Automobile Business Power Product & Other Businesses	Manufacturing and sales
Honda South America Ltda. (Brazil)	BRL119		100.0	Motorcycle Business Automobile Business Financial Services Business Power Product & Other Businesses	Coordination of operation of subsidiaries and holding company
Honda Automoveis do Brasil Ltda. (Brazil)	BRL882	*	100.0	Automobile Business	Manufacturing and sales
Moto Honda da Amazonia Ltda. (Brazil)	BRL557	*	100.0	Motorcycle Business Power Product & Other Businesses	Manufacturing and sales
Honda Turkiye A.S. (Turkey)	TRY180	*	100.0	Motorcycle Business Automobile Business	Manufacturing and sales
Honda Australia Pty. Ltd. (Australia)	AU$22		100.0	Automobile Business	Sales

Notes:	1. Capital amounts of less than one million have been disregarded and rounded off.

2. * includes ownership through subsidiaries.

(b) Background of Business Combinations and Results

Background of business combinations

1.	Yachiyo of America Inc., a consolidated subsidiary, increased its capital during the fiscal year under review and became a material subsidiary of Honda. Note that the capital increase was underwritten by Yachiyo Industry Co., Ltd., which is a subsidiary of Honda.

2.	Honda Auto Parts Manufacturing Co., Ltd., which was established as a consolidated subsidiary of Honda in September 2005, began operations during the fiscal year under review. Accompanying this, this company became a material subsidiary of Honda.

3.	Honda Leasing (Thailand) Co., Ltd., which is a consolidated subsidiary of Honda, increased its capital during the fiscal year under review and became a material subsidiary of Honda. Note that the capital increase was underwritten by Honda Automobile (Thailand) Co., Ltd., and Asian Honda Motor Co., Ltd., both consolidated subsidiaries of Honda.

4.	Honda Motor de Argentine S.A., a consolidated subsidiary of Honda, increased its capital during the fiscal year under review and became a material subsidiary of Honda. Note that the capital increase was underwritten by Honda and Honda South America Ltda., a consolidated subsidiary of Honda.

5.	Moto Honda da Amazonia Ltda., a consolidated subsidiary of Honda, increased its capital during the fiscal year under review. Note that the capital increase was underwritten by Honda South America Ltda., a consolidated subsidiary of Honda.

6.	Honda Turkiye A.S., a consolidated subsidiary of Honda, increased its capital during the fiscal year under review. Note that the capital increase was underwritten by Honda Motor Europe Limited, a consolidated subsidiary of Honda.

7.	Guangzhou Honda Automobile Co., Ltd., a company accounted for under the equity method by Honda, increased its capital through the transfer of a portion of its earned reserve to paid-in capital.

Results of business combinations

At the end of the fiscal year under review, the Company had 397 consolidated subsidiaries, including 45 subsidiaries that are mentioned in the section of this report entitled “(a) Principal Subsidiaries,” and 104 affiliates.

(7) Principal Lines of Business

Honda’s principal business segments are Motorcycles, Automobiles, Financial Services and Power Products and Others. The sales classification of these business segments is as follows:

Segment	Principal products	Business
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), personal watercraft and relevant parts	R&D, manufacturing, sales, others

Automobile Business	Automobiles and relevant parts	R&D, manufacturing, sales, others

Financial Services Business	Financial and insurance services	Sales finance and leasing for the Company’s products, others

Power Product & Other Businesses	Power products, relevant parts and others	R&D, manufacturing, sales, others

(8) Principal Business Offices and Factories

Name	Location
Honda Motor Co., Ltd.
Head Office	Minato-ku, Tokyo
Suzuka Factory	Suzuka City, Mie Prefecture
Saitama Factory	Sayama City, Saitama Prefecture
Hamamatsu Factory	Hamamatsu City, Shizuoka Prefecture
Kumamoto Factory	Ohzu-machi, Kumamoto Prefecture
Tochigi Factory	Mohka City, Tochigi Prefecture
Honda R&D Co., Ltd.	Wako City, Saitama Prefecture
American Honda Motor Co., Inc.	California, U.S.A.
Honda North America, Inc.	California, U.S.A.
Honda of America Mfg., Inc.	Ohio, U.S.A.
American Honda Finance Corporation	California, U.S.A.
Honda Manufacturing of Alabama, LLC	Alabama, U.S.A.
Honda Canada Inc.	Toronto, Canada
Honda Canada Finance, Inc.	Toronto, Canada
Honda Motor Europe Limited	Slough, U.K.
Honda of the U.K. Manufacturing Ltd.	Swindon, U.K.
Asian Honda Motor Co., Ltd.	Bangkok, Thailand
Honda Automobile (Thailand) Co., Ltd.	Ayutthaya, Thailand
Honda South America Ltda.	Sao Paulo, Brazil
Honda Automoveis do Brasil Ltda.	Sao Paulo, Brazil
Moto Honda da Amazonia Ltda.	Manaos, Brazil

(9) Employees of the Group and the Parent Company

(a) Honda Employees

Business segment	Number of employees
	FY2007 (reference)		FY2008		Change (reference)
Motorcycle Business	33,137	(9,015)	36,059	(10,014)	2,922	(999)
Automobile Business	121,691	(9,180)	130,457	(10,316)	8,766	(1,136)
Financial Services Business	1,988	(20)	2,014	(15)	26	(-5)
Power Product & Other Businesses	10,415	(3,056)	10,430	(3,449)	15	(393)

Total	167,231	(21,271)	178,960	(23,794)	11,729	(2,523)

(b) Employees of the Parent Company

	FY2007 (reference)		FY2008		Change (reference)
Number of employees	26,652	(4,921)	26,583	(5,287)	-69	(366)
Average age	44.0		43.7		-0.3
Average number of years employed by the Company	23.0		22.6		-0.4

Note:	The number of employees of the Group and the parent company refers to full-time employees. The average number of temporary employees is shown in parentheses.

2. COMMON STOCK

(1) Total Number of Shares Issued	1,834,828,430 shares
(2) Number of Stockholders	209,912

(3) Principal Stockholders

Name	Number of shares held (thousands)	Percentage as against total shares issued (%)
Moxley & Co.	117,366	6.4
Japan Trustee Services Bank, Ltd. (Trust Account)	74,262	4.0
The Master Trust Bank of Japan, Ltd. (Trust Account)	71,598	3.9
Tokio Marine & Nichido Fire Insurance Co., Ltd.	67,622	3.7
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	61,144	3.3
JPMorgan Chase Bank 380055	57,423	3.1
Meiji Yasuda Life Insurance Company	54,043	2.9
Sompo Japan Insurance Inc.	43,666	2.4
Mitsui Sumitomo Insurance Co., Ltd.	35,039	1.9
Nippon Life Insurance Company	34,700	1.9

Notes:	1. The number of shares described above disregards and rounds off figures of less than 1,000 shares.
2. Moxley & Co. is an official holder of stock of JPMorgan Chase Bank, which is a depositary institution for American Depositary Receipts (ADRs)
3. All stocks held by Japan Trustee Services Bank, Ltd. (Trust Account) and The Master Trust Bank of Japan, Ltd. (Trust Account) are owned in connection with the respective bank’s trust business.
4. JPMorgan Chase Bank 380055 is engaged principally in providing custody services for stocks owned by U.S. and European institutional investors as well as acting as stock transfer agent.

3. STOCK WARRANTS

No relevant information

4. Corporate and Officers

(1) Directors and Corporate Auditors

Title	Name	Area of Responsibility or Principal Occupations
Chairman and Representative Director	Satoshi Aoki

President and Representative Director	Takeo Fukui

Executive Vice President and Representative Director	Koichi Kondo	Chief Operating Officer for Regional Sales Operations (Japan)
Chairman and Director of American Honda Motor Co., Inc.

Senior Managing and Representative Director	Minoru Harada	Chief Operating Officer for Motorcycle Operations Purchasing Operations Support

	Atsuyoshi Hyogo	Chief Operating Officer for Regional Operations (China)
President of Honda Motor (China) Investment Corporation, Limited

	Satoshi Toshida	Chief Operating Officer for Power Product Operations

	Koki Hirashima	Chief Operating Officer for Production Operations
Risk Management Officer
General Supervisor, Information Systems

	Mikio Yoshimi	Chief Operating Officer for Business Support Operations
Chief Officer of Driving Safety Promotion Center
Compliance Officer
Government & Industrial Affairs

	Takanobu Ito	Chief Operating Officer for Automobile Operations

	Masaaki Kato	General Supervisor, Quality President and Director of Honda R&D Co., Ltd.

Managing Director	Toru Onda	Chief Operating Officer for Purchasing Operations

	Akira Takano	Chief Operating Officer for Customer Service Operations

	Shigeru Takagi	Chief Operating Officer for Regional Operations (Europe, the Middle & Near East and Africa)
President and Director of Honda Motor Europe Limited

	Tetsuo Iwamura	Chief Operating Officer for Regional Operations
(North America)
President and Director of Honda North America, Inc.
President and Director of American Honda Motor Co., Inc.

	Tatsuhiro Oyama	Chief Operating Officer for Regional Operations
(Asia & Oceania)
President and Director of Asian Honda Motor Co., Ltd.

	Fumihiko Ike	Chief Operating Officer for Business Management Operations

Director	Satoru Kishi	Advisor of the Board of The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Kensaku Hogen

Title	Name	Area of Responsibility or Principal Occupations
Director and Advisor	Hiroyuki Yoshino

Director	Sho Minekawa	Chief Operating Officer for Regional Operations (Latin America)
President and Director of Honda South America Ltda.
President and Director of Moto Honda da Amazonia Ltda.
President and Director of Honda Automoveis do Brasil Ltda.

Corporate Auditor (Full-time)	Hiroshi Okubo

Koji Miyajima

Shinichi Sakamoto

Corporate Auditor	Koukei Higuchi	Advisor of the Board of Tokio Marine & Nichido Fire Insurance Co., Ltd.

	Fumihiko Saito	Lawyer

	Yuji Matsuda	President and Director of Mitsubishi UFJ Trust Investment Technology Institute Co., Ltd.

Notes:	1.	Mr. Satoru Kishi and Mr. Kensaku Hogen satisfy the required conditions for the outside Director provided for in Article 2, Paragraph 1, Item 15 of the Company Law.

	2.	Corporate Auditors Mr. Koukei Higuchi, Mr. Fumihiko Saito and Mr. Yuji Matsuda are outside Corporate Auditors as provided for in Article 2, Paragraph 1, Item 16 of the Company Law.

	3.	The Directors who retired during the fiscal year under review are as follows:

Motoatsu Shiraishi, on June 22, 2007

Satoshi Dobashi, on June 22, 2007

Hiroshi Kuroda, on June 22, 2007

	4.	The Corporate Auditor who retired during the fiscal year under review is as follows:

Kuniyasu Yamada, on June 22, 2007

	5.	Shinichi Sakamoto has considerable operating experience regarding financial and accounting departments and has considerable knowledge regarding finance and accounting.

	6.	The Company has introduced an operating officer system to facilitate transfer of authority to regions and local workplaces and effectively separate the supervisory and executive roles, which also making the Board of Directors more versatile.

The Company’s Managing Officers and Operating Officers are listed below.

Title	Name	Area of Responsibility or Principal Occupations
Managing Officer	Akio Hamada	President and Director of Honda of America Mfg., Inc.

	Takashi Yamamoto	General Manager of Saitama Factory of Production Operations

	Suguru Kanazawa	Executive Vice President and Director of Honda Motor Europe Limited
President and Director of Honda of the U.K. Manufacturing Ltd.

Operating Officer	Manabu Nishimae	Deputy Chief Operating Officer for Regional Sales Operations (Japan)
General Manager of Automobile Sales Operations for Regional Sales Operations (Japan)
General Manager of Aftermarket Operations in Regional Sales Operations (Japan)
General Manager of Asimo Business Office in Regional Sales Operations (Japan)

Operating Officer	Masaya Yamashita	General Manager of Kumamoto Factory of Production Operations

	Hiroshi Kobayashi	President and Director of Honda Canada Inc.

	Hiroshi Oshima	Corporate Communications, Motor Sports General Manager of Corporate Communications Division

	Tsutomu Saka	General Manager of Hamamatsu Factory of Production Operations

	Hidenobu Iwata	General Manager of Suzuka Factory of Production Operations

	Gen Tsujii	Production for Production Operations
General Manager of Automobile Production Planning Office in Production Operations
President and Director of Honda Engineering Co., Ltd.

	Koichi Fukuo	Quality, Certification & Regulation Compliance

	Hiroshi Soda	Executive Vice President and Director of Honda North America, Inc.
Executive Vice President and Director of American Honda Motor Co., Inc.

	Takuji Yamada	President and Director of Honda Motor Europe (North) GmbH

	Hideki Okada	General Manager of Regional Operation Planning Office in Regional Operations
(North America)
Executive Vice President and Director of American Honda Motor Co., Inc.

	Masahiro Takedagawa	President and Director of Honda Siel Cars India Ltd.
President and Director of Honda Motor India Private Ltd.

	Yoichi Hojo	General Manager of Automobile Purchasing Division 2 in Purchasing Operations

	Tsuneo Tanai	Executive Vice President and Director of Honda of America Mfg., Inc.

	Yoshiyuki Matsumoto	Automobile Products for Automobile Operations

	Eiji Okawara	Production in China in Production Operations
President of Guangzhou Honda Automobile Co., Ltd.

	Ko Katayama	Manufacturing of Honda Canada Inc.

	Masahiro Yoshida	Human Resources and Associate Relations for Business Support Operations
General Manager of Human Resources Division for Business Support Operations

	Seiji Kuraishi	President of Dongfeng Honda Automobile Co., Ltd.

	Takashi Nagai	Executive Vice President and Director of Asian Honda Motor Co., Ltd.

(2) Remuneration of Directors and Corporate Auditors, Etc.

	Yen (millions)
	Directors		Corporate Auditors		Total
Item	Number of persons	Value of payments	Number of persons	Value of payments	Number of persons	Value of payments
Remuneration	15	464	6	103	21	568
Bonuses	20	510	6	77	26	587
Retirement Allowances	20	331	6	46	26	378

Total		1,306		227		1,533

Notes:	1.	Remuneration is limited to ¥60 million per month for directors and ¥13 million per month for Corporate Auditors.

	2.	The above figures are those for Directors and Corporate Auditors for the fiscal year under review. Remuneration figures represent the amount of money paid during the fiscal year under review. Bonuses and retirement allowances figures represent the amount of money provided for in the reserve for corporate officer bonuses and the reserve for corporate officer retirement allowances during the fiscal year under review.

(3) Outside Corporate Officers

(a) Concurrent Posts as Executive Director, Etc., of Other Companies

Post	Name	Concurrent Posts as Executive Director, Etc.
Corporate Auditor	Yuji Matsuda	President and Director of Mitsubishi UFJ Trust Investment Technology Institute Co., Ltd.

The Company has no capital or transactional relationship with Mitsubishi UFJ Trust Investment Technology Institute Co., Ltd.

(b) Concurrent Posts as Outside Corporate Officers, Etc., of Other Companies

Post	Name	Concurrent Posts as Outside Directors, Etc.
Director	Satoru Kishi	Director of Kirin Holdings Company, Limited
Director of Shonan Country Club
Director of Mitsubishi Logistics Corp.
Director of Mitsubishi Research Institute, Inc.
Director of Royal Park Hotel Co., Ltd.
Corporate Auditor of Mitsubishi Heavy Industries, Ltd.

Corporate Auditor	Koukei Higuchi	Corporate Auditor of Daiichi Sankyo Co., Ltd.
Corporate Auditor of Japan Airport Terminal Co., Ltd.
Corporate Auditor of Mitsubishi Corp.
Corporate Auditor of Royal Park Hotel Co., Ltd.

(c) Principal Changes during the Fiscal Year under Review

Post	Name	Principal Activities during the Fiscal Year under Review
Director	Satoru Kishi	Based on abundant experience and considerable knowledge regarding corporate management, he provides advice regarding the Company’s operations from an objective and highly sophisticated perspective. In addition, he attended six of seven meetings of the Board of Directors during the fiscal year under review and appropriately expressed necessary comments on resolutions under consideration.

Director	Kensaku Hogen	Based on abundant experience and considerable knowledge regarding international diplomacy, he provides advice regarding the Company’s operations from an objective and highly sophisticated perspective. In addition, he attended all seven meetings of the Board of Directors during the fiscal year under review and appropriately expressed necessary comments on resolutions under consideration.

Corporate Auditor	Koukei Higuchi	Based on abundant experience and considerable knowledge regarding corporate management, he conducts auditing activities from a broad and sophisticated perspective. In addition, he attended all seven meetings of the Board of Directors as well as all thirteen of the meetings of the Board of Auditors during the fiscal year under review and appropriately expressed necessary comments on resolutions under consideration.

Corporate Auditor	Fumihiko Saito	Based on abundant experience and considerable knowledge as a legal affairs specialist, he conducts auditing activities from a broad and sophisticated perspective. In addition, he attended all 7 meetings of the Board of Directors and all thirteen of the meetings of the Board of Auditors during the fiscal year under review and appropriately expressed necessary comments on resolutions under consideration.

Corporate Auditor	Yuji Matsuda	Based on abundant experience and considerable knowledge regarding corporate management, he conducts auditing activities from a broad and sophisticated perspective. In addition, he attended all five of the meetings of the Board of Directors and all eight of the meetings of the Board of Auditors that were held following his appointment as Corporate Auditor at the meeting of the Board of Directors in June 2007 and appropriately expressed necessary comments on resolutions under consideration.

(4) Total Value of Remuneration, Etc., of Outside Corporate Officers

Number of persons	Value of payments (millions of yen)
5	74

5. FINANCIAL AUDIT COMPANY

(1) Name of Financial Audit Company

KPMG AZSA & Co.

(2) Financial Audit Company Remuneration, Etc., for the Fiscal Year under Review

(a)	Remuneration, etc.	¥335 million
(b)	Total profit on monetary and other assets to be paid by the Company and its subsidiaries	¥391 million

Notes:	1.

The audit contract between the Company and its financial audit company does not itemize remuneration for auditing work based on the Company Law of Japan, auditing work based on the Financial Instruments and Exchange Law of Japan and auditing work based on the Securities Exchange Law of the United States. Because of this and because it is impractical to itemize these categories of remuneration, the figure shown in line item (a) above is a total figure.

	2.	The Company does not pay its financial audit company consideration for any work other than that stipulated in Article 2-1 of the Certified Public Accountant Law.
	3.	Of the Company’s principal subsidiaries, Mobilityland Corporation, Honda Motorcycle Japan Co., Ltd., and Yachiyo Industry Co., Ltd., as well as overseas subsidiaries are audited by financial audit companies other than the financial audit company employed by the Company.

(3) Policy Regarding Dismissal or Non-Re-Employment of Financial Audit Company

In the case that the Company’s financial audit company was recognized to have committed a serious legal infraction, sharply lowered the quality of its audit services or otherwise shown grounds for determining it was inappropriate for employment as a financial audit company, the Company has the policy of, in accordance with procedures stipulated in the Company Law, dismissing its financial audit company or submitting resolutions proposing the financial audit company’s dismissal or non-re-employment to the general meeting of shareholders.

6. THE COMPANY’S SYSTEMS AND POLICIES

(1)	Systems to Ensure Directors’ Execution of Duties Complies with Laws and Regulations and the Articles of Incorporation and Other Systems to Ensure the Appropriateness of the Company’s Operations

The Company’s Board of Directors, based on previous efforts, has passed the following resolutions on basic policies regarding internal control systems.

(a)	Systems to Ensure Directors’ and Employees’ Execution of Duties Complies with Laws and Regulations as well as the Articles of Incorporation

The Company will create compliance systems that provide for the designation of a director to serve as a compliance officer responsible for the promotion of compliance-related efforts and for the creation of such compliance system units as the Corporate Ethics Committee and the Corporate Ethics Reform Proposal Office.

(b)	Systems for the Storage and Administration of Information Related to Directors’ Execution of Duties

Regarding documents and other information related to directors’ execution of duties, appropriate storage and administration procedures will be followed in accordance with the document administration policies of the Company and its principal regional subsidiaries.

(c)	Regulations and Other Systems Related to Loss Danger Management

Regarding the risks that each individual Company unit must respond to, each unit will work to prevent and implement countermeasures to risks, and the Honda Risk Response Regulations will be prepared to respond to such Companywide risks as large-scale disasters.

In addition, the Company will create risk management systems that provide for the designation of a Director to serve as a risk management officer responsible for the promotion of risk management related efforts and for the creation of such units as Company-wide countermeasure headquarters for responding at the time of actual risk emergence.

(d)	Systems to Ensure the Efficiency of Directors’ Execution of Duties

In line with its fundamental philosophy, the Company will create such operating system organizational units as headquarters for individual regions, business fields and functional fields; assign Directors, headquarters managers and Executive Officers to each important headquarters; and create management conferences to deliberate important management matters and regional executive conferences to deliberate important management matters in individual regions. In these ways, the Company will build highly effective and efficient systems for quickly and appropriately responding to the needs of customers and companies in each region of the world.

(e)	Systems to Ensure the Appropriate Operations of the Company and the Rest of the Group

(Comprising the Parent Company and Its Subsidiaries)

The Company and its subsidiaries and equity-method affiliates (hereinafter, “the Group”) will create common action principles in the form of Our Action Principles, and each organizational unit within the Group will create specific action principles in the form of Departmental Action Codes designed in line with the nature of each department’s operations. Due efforts will be made to rigorously comply with all these action principles.

Each of the Group’s organizational units will create a checklist that for each unit’s operations clearly indicates the relevant laws and regulations that must be rigorously complied with and the relevant risks that should be considered, conduct self-verification inspections at regular intervals and otherwise work to methodically ensure the effectiveness of their compliance and risk management systems. Regarding the results of self-verification inspections, these results will be reported to the Director responsible for the unit in question, and measures will be taken at management conferences to appraise the overall verification performance situation.

The Audit Office is an independent supervisory department under the direct control of the president. This office audits the performance of each department and works to improve the internal auditing of subsidiaries and affiliates in each region.

Measures will be taken to increase the understanding and cooperation of each Group company, including such companies as the joint-venture partners of affiliated companies, regarding efforts to increase the commonality of basic governance policies and upgrading corporate governance systems in line with the laws and regulations of each country and the business operations of each company.

(f)	Items Related to Employees Assigned to Assist Corporate Auditors in Their Duties When Necessary and to the Independence of Such Employees from Directors

Created as a support staff unit reporting directly to the Board of Corporate Auditors, the Corporate Auditor Office will work to provide the Corporate Auditors with support.

(g)	Systems for Directors’ and Employees’ Reporting to Corporate Auditors and Systems Related to Other Reports to Corporate Auditors

In addition to regular reports to Corporate Auditors regarding such matters as the business situation of the Company, its subsidiaries and other Group units and the situation regarding the creation and functioning of compliance systems, risk management systems and other internal control systems, reports to Corporate Auditors are to be made in the case of any other matters that may have a considerable impact on the Company.

(h)	Other Systems for Ensuring the Effective Implementation of Audits by Corporate Auditors

The Corporate Auditors and the Audit Office—an internal operations audit unit—will closely cooperate in conducting operational audits of the Company, subsidiaries, etc., and Corporate Auditors will participate in management conferences and other important meetings.

(2)	Policy Regarding Decisions for Distribution of Dividends, Etc.

The Company strives to carry out its operations from a global perspective and to increase its corporate value. With respect to the redistribution of profits to our shareholders, which we consider to be one of the most important management issues, the Company’s basic policy for dividends is to make distributions after taking into account its long-term consolidated earnings performance.

The Company will also acquire its own shares at the optimal timing with the goal of improving efficiency of the Company’s capital structure. The present goal is to maintain a shareholders’ return ratio (i.e, the ratio of the total of the dividend payment and the repurchase of the Company’s own shares to consolidated net income) of approximately 30%. Retained earnings will be allocated toward financing R&D activities that are essential for the future growth of the Company and capital expenditures and investment programs that will expand its operations for the purpose of improving business results and strengthening the Company’s financial condition.

The Company plans to distribute year-end cash dividends of ¥22 per share for the year ended March 31, 2008. As a result, total cash dividends for the year ended March 31, 2008, together with the first quarter cash dividends of ¥20, the second quarter cash dividends of ¥22 and the third quarter cash dividends of ¥22, are planned to be ¥86 per share, an increase of ¥19 per share from the annual dividends paid for the year ended March 31, 2007.

Also, please note that the year-end cash dividends for the year ended March 31, 2008 are matters to be resolved at the general meeting of shareholders.

The Company plans to distribute quarterly cash dividends of ¥22 per share for each quarter for the year ending March 31, 2009. As a result, total cash dividends for the year ending March 31, 2009 are planned to be ¥88 per share, an increase of ¥2 from the annual dividends paid for the year ended March 31, 2008.

The Company intends to continue doing its utmost to meet shareholders’ expectations.

— Trends in Dividends (reference)

	Yen
	FY2005			FY2006			FY2007				FY2008					FY2009
Classification	Interim	Year- end	Total	Interim	Year- end	Total	Interim	Third quarter	Year- end	Total	First quarter	Second quarter	Third quarter	Year- end	Total	First quarter	Second quarter	Third quarter	Year- end	Total
Dividends	28	37	65	40	60	100	30	17	20	67	20	22	22	22 (planned)	86 (planned)	22 (planned)	22 (planned)	22 (planned)	22 (planned)	88 (planned)
*	The Company did a two-for-one stock split on July 1, 2006.

Consolidated Balance Sheets

	Yen (millions)
As of March 31, 2007 and 2008	2007 (reference)	2008
ASSETS
Current assets:
Cash and cash equivalents	¥945,546	¥1,050,902
Trade accounts and notes receivable	1,055,470	1,021,743
Finance subsidiaries–receivables, net	1,426,224	1,340,728
Inventories	1,183,116	1,199,260
Deferred income taxes	155,390	158,825
Other current assets	426,863	460,110

Total current assets	5,192,609	5,231,568

Finance subsidiaries–receivables, net	3,039,826	2,707,820

Investments and advances:
Investments in and advances to affiliates	497,337	549,812
Other, including marketable equity securities	254,610	222,110

Total investments and advances	751,947	771,922

Property on operating leases:
Vehicles	345,909	1,014,412
Less accumulated depreciation	9,700	95,440

Net property on operating leases	336,209	918,972

Property, plant and equipment, at cost:
Land	429,373	457,352
Buildings	1,322,394	1,396,934
Machinery and equipment	2,988,064	3,135,513
Construction in progress	204,318	227,479

	4,944,149	5,217,278

Less accumulated depreciation and amortization	2,865,421	3,015,979

Net property, plant and equipment	2,078,728	2,201,299

Other assets	637,181	783,962

Total assets	¥12,036,500	¥12,615,543

	Yen (millions)
	2007 (reference)	2008
LIABILITIES, MINORITY INTERESTS AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term debt	¥1,265,868	¥1,687,115
Current portion of long-term debt	775,409	871,050
Trade payables:
Notes	33,276	39,006
Accounts	1,133,280	1,015,130
Accrued expenses	807,341	730,615
Income taxes payable	76,031	71,354
Other current liabilities	196,322	264,280

Total current liabilities	4,287,527	4,678,550

Long-term debt, excluding current portion	1,905,743	1,836,652
Other liabilities	1,237,712	1,414,270

Total liabilities	7,430,982	7,929,472

Minority interests in consolidated subsidiaries	122,907	141,806

Stockholders’ equity:
Common stock	86,067	86,067
Capital surplus	172,529	172,529
Legal reserves	37,730	39,811
Retained earnings	4,654,890	5,099,983
Accumulated other comprehensive income (loss), net	(427,166)	(782,198)
Treasury stock	(41,439)	(71,927)

Total stockholders’ equity	4,482,611	4,544,265

Commitments and contingent liabilities
Total liabilities, minority interests and stockholders’ equity	¥12,036,500	¥12,615,543

Consolidated Statements of Income

	Yen (millions)
Years ended March 31, 2007 and 2008	2007 (reference)	2008
Net sales and other operating revenue	¥11,087,140	¥12,002,834

Operating costs and expenses:
Cost of sales	7,865,142	8,543,170
Selling, general and administrative	1,818,272	1,918,596
Research and development	551,847	587,959

Total operating costs and expenses	10,235,261	11,049,725

Operating income	851,879	953,109

Other income:
Interest	42,364	50,144
Other	13,243	5,384

Total other income	55,607	55,528

Other expenses:
Interest	12,912	16,623
Other	101,706	96,173

Total other expenses	114,618	112,796

Income before income taxes, minority interest and equity in income of affiliates	792,868	895,841

Income tax (benefit) expense:
Current	300,294	356,095
Deferred	(16,448)	31,341

Total income taxes	283,846	387,436

Income before minority interest and equity in income of affiliates	509,022	508,405
Minority interest in income of consolidated subsidiaries	(20,117)	(27,308)

Equity in income of affiliates	103,417	118,942

Net income	¥592,322	¥600,039

	Yen
Basic net income per common share	¥324.62	¥330.54

Consolidated Statements of Stockholders’ Equity and Comprehensive Income

	Yen (millions)
	Common stock	Capital surplus	Legal reserves	Retained earnings	Accumulated other comprehensive income (loss), net	Treasury stock	Total stockholders’ equity
Balance at March 31, 2006	¥86,067	¥172,529	¥35,811	¥4,267,886	¥(407,187)	¥(29,356)	¥4,125,750

Cumulative effect of adjustments resulting from the adoption of SAB No. 108, net of tax	—	—	—	(62,640)	18,149	—	(44,491)

Adjusted balances as of March 31, 2006	86,067	172,529	35,811	4,205,246	(389,038)	(29,356)	4,081,259

Transfer to legal reserves			1,919	(1,919)			—
Cash dividends				(140,482)			(140,482)
Comprehensive income (loss):
Net income				592,322			592,322
Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation					96,775		96,775
Unrealized gains (losses) on marketable securities, net					(4,571)		(4,571)
Unrealized gains (losses) on derivative instruments, net					84		84
Minimum pension liabilities adjustment					8,908		8,908

Total comprehensive income							693,518

Adjustments for initially applying SFAS No. 158, net of tax					(139,324)		(139,324)

Purchase of treasury stock						(30,974)	(30,974)
Reissuance of treasury stock				(277)		18,891	18,614

Balance at March 31, 2007	86,067	172,529	37,730	4,654,890	(427,166)	(41,439)	4,482,611

Transfer to legal reserves			2,081	(2,081)			—
Cash dividends				(152,590)			(152,590)
Comprehensive income (loss):
Net income				600,039			600,039
Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation					(312,267)		(312,267)
Unrealized gains (losses) on marketable securities, net					(26,459)		(26,459)
Unrealized gains (losses) on derivative instruments, net					440		440
Pension and other postretirement benefits adjustments					(16,746)		(16,746)

Total comprehensive income							245,007

Purchase of treasury stock						(34,404)	(34,404)
Reissuance of treasury stock				(275)		3,916	3,641

Balance at March 31, 2008	¥86,067	¥172,529	¥39,811	¥5,099,983	¥(782,198)	¥(71,927)	¥4,544,265

Consolidated Statements of Cash Flows (Reference)

	Yen (millions)
Years ended March 31, 2007 and 2008	2007	2008
Cash flows from operating activities:
Net income	¥592,322	¥600,039
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases	361,747	417,393
Depreciation of property on operating leases	9,741	101,032
Deferred income taxes	(16,448)	31,341
Minority interest in income	20,117	27,308
Equity in income of affiliates	(103,417)	(118,942)
Dividends from affiliates	54,849	67,764
Provision for credit and lease residual losses on finance subsidiaries–receivables	44,128	58,011
Loss (gain) on derivative instruments, net	56,836	70,251
Decrease (increase) in assets:
Trade accounts and notes receivable	(49,529)	(67,696)
Inventories	(96,839)	(100,622)
Other current assets	(15,206)	(2,609)
Other assets	(5,523)	(130,666)
Increase (decrease) in liabilities:
Trade accounts and notes payable	38,186	32,327
Accrued expenses	41,898	(24,768)
Income taxes payable	(37,282)	20
Other current liabilities	1,103	2,301
Other liabilities	14,274	179,537
Other, net	(6,432)	(15,103)

Net cash provided by operating activities	904,525	1,126,918

Cash flows from investing activities:
Increase in investments and advances	(9,874)	(6,417)
Decrease in investments and advances	3,829	1,270
Payment for purchase of available-for-sale securities	(141,902)	(158,426)
Proceeds from sales of available-for-sale securities	172,806	179,911
Payment for purchase of held-to-maturity securities	(13,614)	(39,482)
Proceeds from redemption of held-to-maturity securities	41,109	32,557
Capital expenditures	(597,958)	(668,228)
Proceeds from sales of property, plant and equipment	20,641	26,868
Acquisitions of finance subsidiaries–receivables	(2,857,024)	(2,712,775)
Collections of finance subsidiaries–receivables	2,138,875	2,312,311
Proceeds from sales of finance subsidiaries–receivables	477,927	158,497
Purchase of operating lease assets	(366,795)	(839,261)
Proceeds from sales of operating lease assets	1,276	26,776

Net cash used in investing activities	(1,130,704)	(1,686,399)

Cash flows from financing activities:
Increase (decrease) in short-term debt, net	306,063	601,957
Proceeds from long-term debt	969,491	1,061,792
Repayment of long-term debt	(677,539)	(782,749)
Cash dividends paid	(140,482)	(152,590)
Cash dividends paid to minority interests	(7,434)	(9,663)
Payment for purchase of treasury stock, net	(26,689)	(30,746)

Net cash provided by financing activities	423,410	688,001

Effect of exchange rate changes on cash and cash equivalents	31,527	(23,164)

Net change in cash and cash equivalents	228,758	105,356
Cash and cash equivalents at beginning of year	716,788	945,546

Cash and cash equivalents at end of year	¥945,546	¥1,050,902

The Notes to the Consolidated Statutory Report

Significant Accounting Policies:

1.	Consolidated subsidiaries

Number of consolidated subsidiaries: 397

Principal subsidiaries:

American Honda Motor Co., Inc., Honda of America Mfg., Inc., Honda Canada Inc., Honda R&D Co., Ltd., American Honda

Finance Corporation

2.	Affiliated companies

Number of affiliated companies: 104

Principal affiliated companies:

Guangzhou Honda Automobile Co., Ltd., Hero Honda Motors Ltd., Dongfeng Honda Automobile Co., Ltd.

3.	Changes of consolidated subsidiaries and affiliated companies

Consolidated subsidiaries:

Newly formed consolidated subsidiaries: 19

Reduced through reorganization: 27

Affiliated companies:

Newly formed affiliated companies: 8

Reduced through reorganization: 6

4.	The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, since the Company has listed its American Depositary Shares on the New York Stock Exchange and files reports with the U.S. Securities and Exchange Commission.

5.	The average exchange rates for the three months ended March 31, 2008 were ¥105.29=U.S.$1 and ¥157.65= euro 1. The average exchange rates for the same period last year were ¥119.52=U.S.$1 and ¥156.50= euro 1. The average exchange rates for the fiscal year ended March 31, 2008 were ¥114.28=U.S.$1 and ¥161.53= euro 1 as compared with ¥117.02=U.S.$1 and ¥150.09= euro 1 for the same period last year.

6.	Honda’s common stock-to-ADS exchange ratio is one share of common stock to one ADS.

7.	Inventories are stated at the lower of cost, determined principally by the first-in, first-out method, or market.

8.	Honda classifies its debt and equity securities in the following categories: available-for-sale, trading, or held-to-maturity. Debt securities that are classified as “held-to-maturity” securities are reported at amortized cost. Debt and equity securities classified as “trading” securities are reported at fair value, with unrealized gains and losses included in earnings. Other marketable debt and equity securities are classified as “available-for-sale” securities and are reported at fair value, with unrealized gains or losses, net of deferred taxes included in accumulated other comprehensive income (loss) in the stockholders’ equity section of the consolidated balance sheets.

9.	Goodwill, all of which is allocated to Honda’s reporting units, is not amortized but instead is tested for impairment at least annually.

10.	Depreciation of property, plant and equipment is calculated principally by the declining-balance method based on estimated useful lives and salvage values of the respective assets.

11.	Honda applies hedge accounting for certain foreign currency forward contracts related to forecasted foreign currency transactions between the Company and its subsidiaries.

12.	The allowance for credit losses is maintained at an amount management deems adequate to cover estimated losses on finance receivables. The allowance is based on management’s evaluation of many factors, including current economic trends, industry experience, inherent risks in the portfolio and the borrower’s ability to pay.

13.	Finance subsidiaries of the Company purchase insurance to cover a substantial amount of the estimated residual value of vehicles leased to customers. The allowance for losses on lease residual values is maintained at an amount management deems adequate to cover estimated losses on the uninsured portion of the vehicles’ lease residual values. The allowance is also based on management’s evaluation of many factors, including current economic conditions, industry experience and the finance subsidiaries’ historical experience with residual value losses.

14.	Provisions for retirement benefits are provided based on the fair value of both projected benefit obligations and plan assets at the end of the fiscal year to cover for employees’ retirement benefits. The Company recognizes its overfunded or underfunded status for the defined benefit postretirement plan as an asset or liability in its consolidated balance sheets and recognizes changes in the funded status in accumulated comprehensive income (loss), net of taxes. Net transition obligation has been amortized over approximately 19 years since the fiscal year ended March 31, 1990. Prior service cost (benefit) is amortized by using the straight-line method and the estimated average remaining service years of employees. Actuarial loss is amortized if unrecognized net gain or loss exceeds ten percent of the greater of the projected benefit obligation or the market-related value of plan assets by using the straight-line method and the estimated average remaining service years of employees.

15.	Estimated warranty expenses are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Included in warranty expense accruals are costs for general warranties on vehicles Honda sells and product recalls.

Significant Accounting Policy Change

Honda adopted the provision of FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” (FIN 48) on April 1, 2007. This interpretation requires that an entity recognizes in the consolidated financial statements the impact of a tax position, if any, based on the technical merits of the position, when that position is more likely than not to be sustained upon examination. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of this interpretation did not have a material impact on Honda’s financial position and results.

Additional Information

Honda has been examined by the Tokyo Regional Taxation Bureau with regard to transfer pricing taxation for the period from the year ended March 31, 2002 to the year ended March 31, 2007. Honda has recognized the liability for unrecognized tax benefit, including those related to this examination in accordance with FIN 48 in the consolidated financial statements as of March 31, 2008.

Notes to Consolidated Balance Sheets:

1.	The allowance for assets are as follows:

	Yen (millions)
	Mar. 31, 2007	Mar. 31, 2008
The allowance for doubtful trade accounts and notes receivables	8,199	8,181
The allowance for credit losses for finance subsidiaries-receivables	33,512	33,354
The allowance for losses on lease residual values for finance subsidiaries-receivables	33,928	24,887
The allowance for inventory losses and obsolescence	27,521	17,140

2.	Net book value of property, plant and equipment which were subject to specific mortgages securing indebtedness and debt- related mortgages are as follows:

	Yen (millions)
	Mar. 31, 2007	Mar. 31, 2008
Mortgage securitized debt:
Property, plant and equipment	23,654	26,564
A finance subsidiary pledged as collateral finance subsidiaries-receivables	1,931	—
Debt-related mortgages:
Short-term debt	2,882	2,682
Long-term debt	17,025	12,739

3.	Honda has entered into various guarantee and indemnification agreements which are primarily for employee bank loans to costs for their housing costs, and are as follows:

	Yen (millions)
	Mar. 31, 2007	Mar. 31, 2008
Bank loans of employees for their housing costs	41,151	36,456

If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amounts of Honda’s obligation to make future payments in the event of defaults were shown as above. As of March 31, 2008, no amount has been accrued for any estimated losses under the obligations, as it is probable that the employees will be able to make all scheduled payments.

Notes to Consolidated Statements of Stockholders’ Equity:

	Mar. 31, 2007	Mar. 31, 2008
1. The number of shares outstanding	1,834,828,430	1,834,828,430

	Mar. 31, 2007	Mar. 31, 2008
2. The number of treasury shares	12,835,522	20,290,531

3. The total amount of dividends for the fiscal year ended March 31, 2008, was ¥152,590 million. The Company intends to distribute year-end cash dividends of ¥39,921 million to the stockholders of record on March 31, 2008.

Notes to Information about Per Common Share:

Stockholders’ equity per common share and net income per common share are as follows:

	Yen
	Mar. 31, 2007	Mar. 31, 2008
Stockholders’ equity per common share	2,460.28	2,504.36
Basic net income per common share	324.62	330.54

Basic net income per common share has been computed by dividing net income available to common stockholders by the weighted average number of shares outstanding during each period. The weighted average number of shares outstanding for the years ended March 31, 2007 and 2008 were 1,824,675,228 and 1,815,356,440, respectively. There were no potentially dilutive shares issued during the years ended March 31, 2007 or 2008.

Revisions of Classifications:

Certain revisions for misclassifications have been made to the consolidated financial statements for the fiscal year ended March 31, 2007 to conform to the presentation used for the fiscal year ended March 31, 2007, as follows.

1. Investor level goodwill of affiliates, which was classified as other assets, has been revised to be classified as investments and advances-affiliates.

2. The long-term portion of deferred tax assets related to pension benefit plans, which was classified as deferred income taxes in current assets, has been revised to be classified as other assets.

¡ Segment Information (reference)

(a) Business Segment Information

For the year ended March 31, 2007

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	1,370,617	8,889,080	409,701	417,742	11,087,140	—	11,087,140
Intersegment	—	—	3,633	21,168	24,801	(24,801)	—
Total	1,370,617	8,889,080	413,334	438,910	11,111,941	(24,801)	11,087,140

Cost of sales, SG&A and R&D expenses	1,270,009	8,289,537	297,792	402,724	10,260,062	(24,801)	10,235,261
Segment income	100,608	599,543	115,542	36,186	851,879	—	851,879

Assets	1,161,707	5,437,709	5,694,204	338,671	12,632,291	(595,791)	12,036,500
Depreciation and amortization	40,576	309,877	10,676	10,359	371,488	—	371,488
Capital expenditures	68,880	540,859	367,728	16,394	993,861	—	993,861

For the year ended March 31, 2008

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	1,558,696	9,489,391	533,553	421,194	12,002,834	—	12,002,834
Intersegment	—	—	15,499	21,571	37,070	(37,070)	—
Total	1,558,696	9,489,391	549,052	442,765	12,039,904	(37,070)	12,002,834

Cost of sales, SG&A and R&D expenses	1,407,409	8,827,726	431,254	420,406	11,086,795	(37,070)	11,049,725
Segment income	151,287	661,665	117,798	22,359	953,109	—	953,109

Assets	1,240,527	5,591,311	5,907,839	330,604	13,070,281	(454,738)	12,615,543
Depreciation and amortization	48,000	356,003	101,987	12,435	518,425	—	518,425
Capital expenditures	86,687	544,922	839,888	21,794	1,493,291	—	1,493,291

Notes:

1.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

2.	Unallocated corporate assets, included in reconciling items, amounted to ¥377,873 million as of March 31, 2007 and ¥385,442 million as of March 31, 2008, respectively, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of intersegment transactions.

3.	Depreciation and amortization of Financial Services Business include depreciation of property on operating leases, which were ¥9,741 million and ¥101,032 million for the fiscal year ended March 31, 2007 and the fiscal year ended March 31, 2008, respectively.

4.	Capital expenditures of Financial Services Business include the purchase of operating lease assets, which were ¥366,795 million and ¥839,261 million for the fiscal year ended March 31, 2007 and the fiscal year ended March 31, 2008, respectively.

(b) Geographic Segment Information

For the year ended March 31, 2007

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	2,061,720	6,002,797	1,228,564	1,024,680	769,379	11,087,140	—	11,087,140
Transfers between geographic areas	2,712,403	169,847	119,161	246,723	28,259	3,276,393	(3,276,393)	—

Total	4,774,123	6,172,644	1,347,725	1,271,403	797,638	14,363,533	(3,276,393)	11,087,140
Cost of sales, SG&A and R&D expenses	4,545,988	5,715,817	1,315,736	1,194,250	725,377	13,497,168	(3,261,907)	10,235,261
Operating income	228,135	456,827	31,989	77,153	72,261	866,365	(14,486)	851,879

Assets	2,985,123	6,834,409	948,922	935,963	414,147	12,118,564	(82,064)	12,036,500
Long-lived assets	992,723	1,028,132	198,232	219,358	93,485	2,531,930	—	2,531,930

For the year ended March 31, 2008

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	2,053,401	6,091,512	1,502,240	1,307,117	1,048,564	12,002,834	—	12,002,834
Transfers between geographic areas	2,835,639	173,751	91,983	331,173	44,253	3,476,799	(3,476,799)	—

Total	4,889,040	6,265,263	1,594,223	1,638,290	1,092,817	15,479,633	(3,476,799)	12,002,834
Cost of sales, SG&A and R&D expenses	4,696,482	5,832,635	1,542,676	1,507,566	976,335	14,555,694	(3,505,969)	11,049,725
Operating income	192,558	432,628	51,547	130,724	116,482	923,939	29,170	953,109

Assets	3,127,143	6,863,970	948,544	1,080,439	574,890	12,594,986	20,557	12,615,543
Long-lived assets	1,084,163	1,589,356	171,030	260,141	128,156	3,232,846	—	3,232,846

Notes:

1. The geographic areas are based on the location of the company and its subsidiaries. Major countries or regions in each geographic segment:

North America United States, Canada, Mexico
Europe United Kingdom, Germany, France, Italy, Belgium
Asia Thailand, Indonesia, China, India
Others Brazil, Australia

2.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

3.	Unallocated corporate assets, included in reconciling items, amounted to ¥377,873 million as of March 31, 2007 and ¥385,442 million as of March 31, 2008, respectively, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of intersegment transactions.

4.	Certain reclassifications and revisions for misclassifications have been made to the prior periods’ consolidated financial state- ments to conform to the presentation used for the fiscal year ended March 31, 2007.

(c) Overseas Sales

For the year ended March 31, 2007

	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	5,980,876	1,236,757	1,283,154	905,163	9,405,950
Consolidated sales					11,087,140
Overseas sales ratio to consolidated sales	53.9%	11.2%	11.6%	8.1%	84.8%

For the year ended March 31, 2008
	Yen (millions)

	North America	Europe	Asia	Other Regions	Total
Overseas sales	6,068,425	1,519,434	1,577,266	1,251,932	10,417,057
Consolidated sales					12,002,834
Overseas sales ratio to consolidated sales	50.6%	12.7%	13.1%	10.4%	86.8%

Note:

The geographic areas are based on the location where sales originate.

Major countries or regions in each geographic segment:
	North America	United States, Canada, Mexico
	Europe	United Kingdom, Germany, France, Italy, Belgium
	Asia	Thailand, Indonesia, China, India
	Other Regions	Brazil, Australia

Unconsolidated Balance Sheets

As of March 31, 2007 and 2008	Yen (millions)
	2007 (reference)	2008

ASSETS
1. Current assets:
Cash and bank deposits	¥217,412	¥79,672
Notes receivable	3,260	1,124
Accounts receivable	336,034	360,305
Securities	14,992	200,003
Finished goods	73,027	64,876
Parts for sale	35,315	36,003
Raw materials	19,097	22,103
Work in process	18,661	20,121
Supplies	21,234	23,092
Advance payments	25,230	34,308
Prepaid expenses	18,254	22,867
Deferred income taxes	90,520	86,728
Short-term loans receivable	59	52
Short-term loans receivable–subsidiaries and affiliates	191,515	97,019
Other receivables	54,311	55,945
Accrued consumption tax	26,686	26,624
Others	7,726	23,428
Allowance for doubtful accounts	(3,191)	(2,557)

Total current assets	1,150,148	1,151,720

2. Fixed assets
Tangible fixed assets:
Buildings	516,422	564,861
Accumulated depreciation	(306,493)	(325,182)
Buildings, net	209,929	239,678
Structures	108,183	113,949
Accumulated depreciation	(72,653)	(76,792)
Structures, net	35,529	37,157
Machinery and equipment	516,303	541,337
Accumulated depreciation	(452,563)	(463,914)
Machinery and equipment, net	63,739	77,422
Vehicles	15,535	16,624
Accumulated depreciation	(10,967)	(12,044)
Vehicles, net	4,568	4,579
Tools, furniture and fixtures	217,515	224,600
Accumulated depreciation	(198,385)	(201,764)
Tools, furniture and fixtures, net	19,130	22,835
Land	286,574	301,432
Construction in progress	33,061	26,557

Total tangible fixed assets	652,533	709,664

Intangible assets:
Patents	107	129
Leaseholds	2,112	2,112
Trademarks	19	20
Software	3,938	2,728
Others	321	318

Total intangible assets	6,499	5,310

Investments and other assets:
Investment securities	145,423	105,762
Investment securities–subsidiaries and affiliates	488,141	495,042
Investments and other assets	6	6
Investments–subsidiaries and affiliates	92,548	92,548
Long-term loans	236	218
Long-term loans receivable–employees	464	389
Long-term loans receivable–subsidiaries and affiliates	1,080	720
Receivables in bankruptcy	17,319	17,437
Long-term prepaid expenses	438	637
Deferred income taxes	64,137	89,612
Deposits	22,491	21,386
Others	5,990	5,193
Allowance for doubtful accounts	(15,642)	(15,541)

Total investments and other assets	822,636	813,415

Total fixed assets	1,481,669	1,528,390

Total assets	¥2,631,818	¥2,680,111

Yen amounts described above are rounded down to the nearest one million yen.

	Yen (millions)
	2007 (reference)	2008

LIABILITIES
1. Current liabilities:
Notes payable–trade	¥1,759	¥1,182
Accounts payable	362,922	352,465
Short-term loans payable	25,878	15,601
Current portion of long-term loans payable	59	54
Other payable	67,900	51,035
Accrued expenses	95,865	97,089
Income taxes payable	22,624	17,932
Advances received	1,334	1,090
Deposits received	3,141	5,293
Deferred revenue	152	221
Current portion of accrued product warranty	87,578	75,339
Accrued employees’ bonuses	42,706	42,762
Accrued directors’ bonuses	578	587
Accrued operating officers’ bonuses	431	384
Notes payable–other	1,478	2,432
Others	4,524	1,479

Total current liabilities	718,935	664,950

2. Non-current liabilities:
Long-term loans payable	456	381
Accrued product warranty	49,926	48,131
Accrued employees’ retirement benefits	69,797	85,249
Accrued directors’ retirement benefits	6,042	5,354
Accrued operating officers’ retirement benefits	1,082	1,587
Others	3,477	3,533

Total non-current liabilities	130,783	144,238

Total liabilities	¥849,718	¥809,189

	Yen (millions)
	2007 (reference)	2008

TOTAL NET ASSETS
(1) Stockholders’ equity
1. Common stock	¥86,067	¥86,067
2. Capital surplus:
Capital surplus	170,313	170,313
Other capital surplus	—	—

Total capital surplus	170,313	170,313

3. Retained earnings:
Legal reserves	21,516	21,516
Other retained earnings:
Reserve for dividends	105,800	145,300
General reserve	1,074,300	1,119,300
Reserve for special depreciation	2,464	1,855
Reserve for reduction of acquisition cost of fixed assets	12,598	12,486
Earnings to be carried forward	295,304	357,519

Total retained earnings	1,511,984	1,657,978

4. Treasury stock	(44,769)	(78,877)

Total stockholders’ equity	1,723,595	1,835,482

(2) Difference of appreciation and conversion
1. Net unrealized gains on securities	58,483	34,980
2. Deferred loss (gain) on hedges	20	459
Total difference of appreciation and conversion	58,503	35,439

Total net assets	1,782,099	1,870,921

Total liabilities and net assets	¥2,631,818	¥2,680,111

Unconsolidated Statements of Income

	Yen (millions)
Years ended March 31, 2007 and 2008	2007 (reference)	2008
Net sales	¥4,030,881	¥4,088,029

Cost of sales:
Finished goods and parts for sale at beginning of year	109,490	108,342
Production cost	2,488,489	2,522,034
Others	236,504	273,555

	2,834,484	2,903,932

Transfer to other accounts	2,771	2,696
Finished goods and parts for sale at end of year	108,342	100,879

	2,723,370	2,800,356

Gross profit	1,307,510	1,287,672

Selling, general and administrative expenses	1,105,791	1,147,182

Operating income	201,719	140,490

Non-operating income:
Interest income	7,072	7,796
Dividend income	135,094	186,484
Rental income	25,374	26,452
Others	7,059	13,319

	174,600	234,053

Non-operating expenses:
Interest expenses	383	466
Contributions	866	784
Depreciation	16,203	16,108
Expenses for rental assets	3,322	4,596
Loss on disposal of inventories	422	594
Foreign exchange losses, net	47,503	—
Others	1,471	838

	70,175	23,388

Ordinary income	306,145	351,154

Extraordinary income:
Gain on sale of fixed assets	525	415
Gain on sale of investments in securities	13,308	—
Reversal of allowance for doubtful receivables	1,085	—
Value-added tax refunds for prior years	—	6,046
Others	242	13

	15,161	6,475

Extraordinary losses:
Loss on disposal of fixed assets	3,977	2,880
Loss on devaluation of investments securities	—	873
Loss on devaluation of investment securities–subsidiaries and affiliates	733	393
Deferment depreciation on fixed assets	75,131	—
Others	81	98

	79,924	4,245

Income before income taxes	241,382	353,385

Income taxes:
Current	77,564	61,033
Deferred	(50,288)	(6,243)

	27,276	54,790

Net income	¥214,106	¥298,594

Yen amounts described above are rounded down to the nearest one million yen.

Unconsolidated Statements of Stockholder’ Equity

	Yen (millions)
	Stockholder’ equity
	Common stock	Capital surplus		Retained earnings
		Capital surplus	Other capital surplus	Legal reserves	Other retained earnings
					Reserve for dividend	General reserve	Reserve for special depreciation
From April 1, 2007 to March 31, 2008 Balance at March 31, 2007	86,067	170,313	—	21,516	105,800	1,074,300	2,464
Changes of items during the period
Items of appropriation of retained earnings during previous period
Provision for reserve for dividends					39,500
Provision for general reserves						45,000
Provision for reserve for special depreciation							64
Reversal of reserve for special depreciation							(674)
Provision reserve for reduction of acquisition cost of fixed assets
Reversal of reserve for reduction of acquisition cost of fixed assets
Dividend from surplus
Net income
Purchase of treasury stock
Reissuance of treasury stock
Others
Total changes of items during the period	—	—	—	—	39,500	45,000	(609)

Balance at March 31, 2008	86,067	170,313	—	21,516	145,300	1,119,300	1,855

	Yen (millions)
	Stockholder’ equity				Difference of appreciation and conversion		Total net assets
	Retained earnings		Treasury stock	Total stockholders’ equity	Net unrealized gains on securities	Deferred loss(gain) on hedges
	Other retained earnings
	Reserve for reduction of acquisition cost of fixed assets	Earnings to be carried forward

From April 1, 2007 to March 31, 2008 Balance at March 31, 2007	12,598	295,304	(44,769)	1,723,595	58,483	20	1,782,099
Changes of items during the period
Items of appropriation of retained earnings during previous period
Provision for reserve for dividends		(39,500)
Provision for general reserves		(45,000)
Provision for reserve for special depreciation		(64)
Reversal of reserve for special depreciation		674
Provision reserve for reduction of acquisition cost of fixed assets	41	(41)
Reversal of reserve for reduction of acquisition cost of fixed assets	(153)	153
Dividend from surplus		(152,590)		(152,590)			(152,590)
Net income		298,594		298,594			298,594
Purchase of treasury stock			(34,203)	(34,203)			(34,203)
Reissuance of treasury stock		(10)	95	85			85
Others					(23,503)	439	(23,063)
Total changes of items during the period	(111)	62,215	(34,108)	111,886	(23,503)	439	88,822

Balance at March 31, 2008	12,486	357,519	(78,877)	1,835,482	34,980	459	1,870,921

The Related Notes

Significant Accounting Policies

1.	Securities

(a)	Debt securities that are classified as “held-to-maturity” securities are reported at amortized cost.

(b)	Investments in subsidiaries and affiliates are stated at cost, which is determined by the moving-average method.

(c)	Marketable securities classified as other securities are stated at fair value based on market prices at fiscal year-end and similar. Any changes in unrealized holding gains or losses, net of applicable income taxes, are included directly in stockholders’ equity, and cost of securities sold is determined by the moving-average method.

(d)	Non-marketable securities classified as other securities are stated at cost, which is determined by the moving-average method.

2.	Inventories are stated at the lower of the last purchase cost or market.

3.	Derivative financial instruments are stated at fair value.

4.	Regarding the depreciation method for tangible fixed assets (excluding molds and dies included in “tools, furniture and fixtures”), the Company employs the declining-balance method and, after a specified number of fiscal years, over the remaining usable period of years (the usable life of the items less the elapsed period) employs the straight-line method to depreciate the item to memorandum value. For molds and dies included in “tools, furniture and fixtures,” depreciation is performed using the declining-balance method, and the items are depreciated to memorandum value in the fiscal year in which the usable life of the items elapses.

5.	Amortization of intangible fixed assets is computed by using the straight-line method.

6.	The allowance for doubtful accounts is provided for possible bad debt at an amount determined based on the historical experience of bad debt for normal receivables; in addition, an estimate of uncollectible amounts is made by reference to specific doubtful receivables from customers which are experiencing financial difficulties.

7.	An accrued product warranty has been provided as a total of the following:

(a)	An estimate of warranty costs to be incurred during the remaining warranty periods based on historical warranty claim experiences and an estimate of the probabilities of future warranty cost

(b)	An estimate of future warranty claims mainly associated with reportings to regulatory authorities

8.	Accrued employees’ bonuses are provided for payments of bonuses to employees based on the amount of the estimated employees’ bonus payments, which is attributable to the fiscal year.

9.	Accrued directors’ bonuses are provided for the payment of bonuses to Directors and Corporate Auditors based on the amount of the estimated directors’ bonus payments.

10.	Accrued operating officers’ bonuses are provided for the payment of bonuses to operating officers based on the amount of the estimated operating officers’ bonus payments.

11.	Accrued employees’ retirement benefits are provided for payments of retirement benefits at an estimated amount incurred during the fiscal year calculated based on the retirement benefit obligation and the fair value of the pension plan assets at year-end. The net retirement benefit obligation at transition is amortized by the straight-line method over 15 years.

Prior service costs are amortized by the straight-line method over the average remaining years of service of the employees.

Actuarial gains or losses are amortized in the years following the year in which gains or losses are recognized by the straight-line method over the average remaining years of service of the employees.

12.	Accrued Directors’ retirement benefits are provided for the payment of retirement benefits to Directors and Corporate Auditors based on the amount payable at the fiscal year-end in accordance with bylaws of the Company.

13.	Accrued operating officers’ retirement benefits are provided for the payment of retirement benefits to operating officers at the amount which would be required to be paid if all operating officers retired at the end of the fiscal year ended March 31, 2006, in accordance with the Company policies.

14.	Finance lease transactions, except for those under which the ownership of leased assets is transferred to the lessee, are accounted for as operating leases.

15.	Hedge accounting for some of the forward foreign currency exchange contracts is applied.

16.	Transactions subject to consumption taxes are recorded at amounts exclusive of consumption taxes. A consumption tax refund receivable is included in “Others” of current assets.

17.	The consolidated regulatory tax rules and regulations were applied in the fiscal year ended March 31, 2006.

Changes in Method of Presentation

Prior to the issuances of “Q&A of Accounting for Financial Instruments” revised November 6, 2007 and “Guidelines on Regulations for Terminology, Forms and Preparation of Annual Financial Statements” issued on October 2, 2007, certificates of deposit issued by domestic entities (“Domestic CDs”) were classified as “Cash and deposits” in “Current assets” in the non-consolidated balance sheet. Subsequent to the amendments and as of March 31, 2008, Domestics CDs were classified as “Investment securities” in “Current assets” in the non-consolidated balance sheet. The Domestic CDs included in “Investment securities” in “Current assets” in the non-consolidated balance sheet as of March 31, 2008 amount to ¥200,003 million. Additionally, interest income from Domestic CDs, which was classified as “Other income-Interest” prior to the amendments, have been reclassified as “Other income-Other” in the non-consolidated statement of income for the fiscal year ended March 31, 2008. Interest income from Domestic CDs included in Other income-Other in the non-consolidated statement of income for the fiscal year ended March 31, 2008 amounts to ¥786 million.

Notes for Balance Sheets (as of March 31, 2007 and 2008)

	Yen (millions)
	2007	2008
1. The value of credits from and debts to subsidiaries and affiliates is as follows:
Short-term credits from subsidiaries and affiliates	¥474,935	¥413,529
Short-term debts to subsidiaries and affiliates	¥204,649	¥186,011
Long-term credits from subsidiaries and affiliates	¥17,217	¥10,770
Long-term debts to subsidiaries and affiliates	¥1,554	¥1,564

Yen amounts described above are rounded down to the nearest one million yen.

2.	Guarantee issued and similar activities are as follows:

(1)	The balance of guarantees issued and similar activities

Guarantee issued

Guaranteed company	2007 Guarantee amount Yen (millions)	Nature of guaranteed issued
Honda Bank GmbH	143	Deposits
Honda Logistics Inc.	30	Bank borrowings
Honda Engineering Co., Ltd.	9	Bank borrowings
Honda Foundry Co., Ltd.	8	Bank borrowings
Honda Racing Corporation	4	Bank borrowings
Mobilityland Corporation	—	Bank borrowings
Honda R&D Co., Ltd.	—	Bank borrowings
Employees (Including employees of affiliates)	41,429	Employees’ bank borrowings using the “Honda Housing Mutual Aid” system, etc.

Total	41,625

Guaranteed company	2008 Guarantee amount Yen (millions)	Nature of guaranteed issued
Honda Bank GmbH	60	Deposits
Honda Logistics Inc.	27	Bank borrowings
Honda Engineering Co., Ltd.	8	Bank borrowings
Honda Foundry Co., Ltd.	6	Bank borrowings
Honda Racing Corporation	3	Bank borrowings
Employees (Including employees of affiliates)	36,678	Employees’ bank borrowings using the “Honda Housing Mutual Aid” system, etc.

Total	36,785

Similar activities
Company	2007 Amount Yen (millions)	Nature of liabilities
American Honda Finance Corporation	2,732,442	Medium-term notes and commercial paper
Honda Finance Co., Ltd.	409,000	Unsecured corporate bonds and commercial paper
Honda Canada Finance Inc.	252,892	Commercial paper, unsecured corporate bonds and medium-term notes
Honda Finance Europe plc	46,577	Commercial paper
Honda Leasing (Thailand) Company Limited	16,515	Unsecured corporate bonds
Honda Bank GmbH	12,586	Commercial paper

Total	3,470,013

Company	2008 Amount Yen (millions)	Nature of liabilities
American Honda Finance Corporation	2,776,622	Medium-term notes and commercial paper
Honda Canada Finance Inc.	435,417	Commercial paper, unsecured corporate bonds and medium-term notes
Honda Finance Co., Ltd.	411,000	Unsecured corporate bonds and commercial paper
Honda Finance Europe plc	39,121	Commercial paper
Honda Leasing (Thailand) Company Limited	20,670	Unsecured corporate bonds
Honda Bank GmbH	6,327	Commercial paper

Total	3,689,158

Similar activities comprise keep-well agreements between the Company and subsidiaries, which were issued for credit enhancement to support the subsidiaries’ financing.

(2)	Other

The Company has been examined by the Tokyo Regional Taxation Bureau with regard to transfer pricing taxation for the period from the year ended March 31, 2002 to the year ended March 31, 2007. The Company has not yet recognized any tax liability related to this examination in the financial statement as of March 31, 2008 as the examination has not been completed.

Notes for Statements of Income (for the fiscal years ended March 31, 2007 and 2008)

Yen (millions)
	2007	2008
1. Transactions with subsidiaries and affiliates are as follows:
Sales to subsidiaries and affiliates	¥ 3,238,493	¥ 3,279,259
Purchases from subsidiaries and affiliates	¥ 984,763	¥ 1,023,544
Non-operating transactions with subsidiaries and affiliates	¥ 183,532	¥ 243,844

2. Total research and development expenses	¥ 536,719	¥ 576,173

Notes for Statements of Stockholders’ Equity

	2007	2008
Number of common stock at end of fiscal year are as follows:
Common stock	12,020,805 shares	20,219,745 shares

Tax-Effect Accounting

	Yen (millions)
	Mar. 31, 2007	Mar. 31, 2008
1. Type and Number of Shares Outstanding
(Deferred Tax Assets)
Reserve for product warranties provision	¥55,139	¥49,511
Depreciation and amortization surplus	37,413	37,415
Reserve for retirement benefits surplus	27,988	34,185
Software and tax deferred assets provision	21,132	24,221
Reserve for bonuses provision	17,125	17,147
Inventory assets evaluation related provision	11,366	11,597
Foreign tax deduction	9,583	11,366
Provision for doubtful accounts surplus	6,885	6,895
Accrued income tax provision	5,086	4,997
Reserve for corporate officer retirement bonuses provision	2,857	2,784
Negotiable securities write-down provision	1,820	2,121
Other	10,830	11,685

Deferred tax asset subtotal	207,228	213,928
Allowance account	(3,299)	(4,261)

Deferred tax asset total	203,928	209,667

(Deferred Tax Liabilities)
Evaluation change for other marketable securities	(39,151)	(23,417)
Advanced depreciation of fixed assets	(8,434)	(8,359)
Special depreciation and amortization	(1,671)	(1,241)
Other	(13)	(307)

Deferred tax liability total	(49,270)	(33,326)

Net deferred tax asset total	¥154,657	¥176,341

Notes to Information about Fixed Assets Used for Leases

These leases are finance leases other than those recognized as providing for ownership transfers

		Yen (millions)
		Mar. 31, 2007	Mar. 31, 2008
1.	Acquisition cost value	6,595	5,835
2.	Accumulated depreciation	2,776	2,935
3.	Balance at year-end (value of prepaid lease payments)	3,819	2,900

Notes to Information about Per Common Share

Net asset per common share and net income per common share are as follows; Yen

		Mar. 31, 2007	Mar. 31, 2008
1.	Net asset per common share	977.67	1,031.03

		Year ended Mar. 31, 2007	Year ended Mar. 31, 2008
2.	Net income per common share	117.32	164.44

Basic net income per common share has been computed by dividing net income available to common stockholders by the weighted average number of shares outstanding during each year. The weighted average number of shares outstanding for the years ended March 31, 2007 and 2008 was 1,824,926,059 and 1,815,863,250, respectively. There were no potentially dilutive shares outstanding during the years ended March 31, 2007 or 2008.

Notes for the Previous Fiscal Year

Notes for the previous fiscal year are shown as reference materials.

Independent Auditors’ Report

Independent Auditors’ Report

The Board of Directors	May 8, 2008
Honda Motor Co., Ltd.

KPMG AZSA & Co.
Masanori Sato (Seal)	Designated and Engagement Partner, Certified Public Accountant
Kensuke Sodekawa (Seal)	Designated and Engagement Partner, Certified Public Accountant
Hideaki Koyama (Seal)	Designated and Engagement Partner, Certified Public Accountant

We have audited the consolidated statutory report, that is the consolidated balance sheet, the consolidated statement of income, the consolidated statement of stockholders’equity and the notes to consolidated statutory report of Honda Motor Co., Ltd. for the year from April 1, 2007 to March 31, 2008 in accordance with Article 444 (4) of the Corporate Law. The consolidated statutory report is the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated statutory report based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require that we obtain reasonable assurance about whether the consolidated statutory report is free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the consolidated statutory report. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statutory report referred to above presents fairly, in all material respects, the consolidated financial position of Honda Motor Co., Ltd. and consolidated subsidiaries as of March 31, 2007 and the consolidated results of their operations for the year then ended, in conformity with the Article 148 (1) of the regulation on the Corporate Law and the recognition and measurement criteria of accounting principles generally accepted in the United States of America (Refer to Note 4 of “Significant Accounting Policies” of the notes to the consolidated statutory report).

Additional Information

As described in Significant Accounting Policy Change of the notes to the consolidated statutory report, the Company and its consolidated subsidiaries adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” as of April 1, 2007

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Independent Auditors’ Report

The Board of Directors	May 8, 2008
Honda Motor Co., Ltd.

KPMG AZSA & Co.
Masanori Sato (Seal)	Designated and Engagement Partner, Certified Public Accountant
Kensuke Sodekawa (Seal)	Designated and Engagement Partner, Certified Public Accountant
Hideaki Koyama (Seal)	Designated and Engagement Partner, Certified Public Accountant

We have audited the statutory report, comprising the balance sheet, the statement of income, the statement of changes in net assets and the related notes, and its supporting schedules of Honda Motor Co., Ltd. as of March 31, 2008 and for the 84th business year from April 1, 2007 to March 31, 2008 in accordance with Article 436 (2)  of the Corporate Law. The statutory report and supporting schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statutory report and supporting schedules referred to above present fairly, in all material respects, the financial position and the results of operations of Honda Motor Co., Ltd. for the period, for which the statutory report and supporting schedules were prepared, in conformity with accounting principles generally accepted in Japan.

Additional Information

As described in No. 2-(2) of Notes for Balance Sheets of the related notes, the Company has been examined by the Tokyo Regional Taxation Bureau with regard to transfer pricing taxation for the period from the year ended March 31, 2002 to the year ended March 31, 2007. The Company has not yet recognized any tax liability related to this examination in the financial statement as of March 31, 2008 as the examination has not been completed.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Audit Report of the Board of Corporate Auditors

Audit Report

Mr. Takeo Fukui

President and Representative Director of

Honda Motor Co., Ltd.

The Board of Corporate Auditors has prepared this Audit Report regarding the performance of duties by the Directors for the 84th fiscal year from April 1, 2007 to March 31, 2008, upon deliberation based on the audit reports prepared by each Corporate Auditor, and hereby reports as follows:

1. Auditing Methods Employed by the Corporate Auditors and the Board of Corporate Auditors and Details of Such Methods

The Board of Corporate Auditors established auditing policies, assignment of duties, etc., and received reports from each Corporate Auditor regarding their execution of audits and results thereof, and received reports from the Directors, etc. and the Accounting Auditor regarding performance of their duties, and sought explanations as necessary.

Each Corporate Auditor, in accordance with the auditing standards of Corporate Auditors established by the Board of Corporate Auditors, following the auditing policies, assignment of duties and other relevant matters, communicated with the Directors, the Audit Office and other employees, etc., made efforts to collect information and establish the environment for auditing, and participated in the meetings of the Board of Directors and other important meetings, received reports from the Directors and employees regarding performance of their duties, sought explanations as necessary, examined important documents on business decisions, etc., and surveyed the status of operations and assets at the head office and principal business offices. In addition, each Corporate Auditor monitored and verified the content of the resolution of the Board of Directors regarding the establishment of the system for ensuring that the performance of duties by the Directors conforms to the laws and regulations and Articles of Incorporation and other systems stipulated in Paragraphs 1 and 3 of Article 100 of the Enforcement Regulations of the Corporation Law as being necessary for ensuring appropriateness of the Company’s operations, and the status of the systems established based on such resolution (Internal Control Systems). With respect to subsidiaries, Corporate Auditors communicated and exchanged information with Directors and Corporate Auditors of subsidiaries, and received business reports from subsidiaries as necessary. Based on the above methods, Corporate Auditors examined the business report and the accompanying detailed statements for this fiscal year.

Furthermore, Corporate Auditors monitored and verified whether the Accounting Auditor maintained its independence and implemented appropriate audits, and received reports from the Accounting Auditor regarding the performance of its duties and sought explanations as necessary. In addition, Corporate Auditors received notice from the Accounting Auditor that “System for ensuring that duties are performed properly” (matters set forth in each item of Article 159 of the Company Accounting Regulations) is established in accordance with the “Quality Control Standards Regarding Audits” (Business Accounting Council, October 28, 2005), etc., and sought explanations as necessary. Based on the above methods, Corporate Auditors examined the unconsolidated financial statements (unconsolidated balance sheets, unconsolidated statements of income, unconsolidated statement of changes in net assets and notes to the unconsolidated financial statements) and the supplementary schedules thereto, and the consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statements of stockholders’ equity and notes to consolidated financial statements) for this fiscal year.

2. Results of Audit

(1)	Results of Audit of Business Report, etc.

1.	The business report and the supplementary schedules thereto fairly represent the status of the Company in accordance with the applicable laws and regulations and Articles of Incorporation.

2.	No misconduct or material violation of laws, regulations or the Articles of Incorporation was found with regard to the performance of duties by the Directors.

3.	The content of the resolution of the Board of Directors regarding the Internal Control Systems is appropriate. In addition, no matter was found on which to remark in regard to the performance of duties by the Directors regarding the Internal Control Systems.

(2)	Results of Audit of unconsolidated financial statements and the supplementary schedules thereto.

The methods and results of the audit performed by the Accounting Auditor, KPMG AZSA & Co., are appropriate.

(3)	Results of Audit of consolidated financial statements.

The methods and results of the audit performed by the Accounting Auditor, KPMG AZSA & Co., are appropriate.

May 14, 2008

Board of Corporate Auditors

Honda Motor Co., Ltd.

Corporate Auditor (Full-time)	Hiroshi Okubo (Seal)
Corporate Auditor (Full-time)	Koji Miyajima (Seal)
Corporate Auditor (Full-time)	Shinichi Sakamoto (Seal)
Corporate Auditor (Outside)	Koukei Higuchi (Seal)
Corporate Auditor (Outside)	Fumihiko Saito (Seal)
Corporate Auditor (Outside)	Yuji Matsuda (Seal)

REFERENCE

Forecasts for the Fiscal Year Ending March 31, 2009

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2009, Honda projects consolidated and unconsolidated results to be as shown below:

These forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar and the euro will be ¥100 and ¥155, respectively, for the first half of the year ending March 31, 2009, and ¥100 and ¥155, respectively, for the full year ending March 31, 2009.

— Consolidated

	Yen (billions)/Changes from the previous fiscal period
	First half ending September 30, 2008		Fiscal year ending March 31, 2009
Net sales and other operating revenue	5,780	(2.1)%	12,140	1.1%
Operating income	300	(40.9)%	650	(31.8)%
Income before income taxes	320	(34.5)%	675	(24.7)%
Net income	230	(38.6)%	490	(18.3)%

— Unconsolidated

Yen (billions)/Changes from the previous fiscal year

	Fiscal year ending March 31, 2009
Net sales	4,110	0.5%
Operating income	23	(83.6)%
Ordinary income	192	(45.3)%
Net income	157	(47.4)%

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could materially differ from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the euro and other major currencies, as well as other factors detailed from time to time. The various factors for increases and decreases in income have been classified in accordance with a method that Honda considers reasonable.

— Consolidated

— Unconsolidated

— Stock Price Changes

	FY2005	FY2006	FY2007	FY2008
Period High	¥2,850 (2005/3)	¥3,750 (2006/3)	¥4,940 (2007/2)	¥4,600 (2007/7)
Period Low	¥2,185 (2004/5)	¥2,510 (2005/5)	¥3,270 (2006/6)	¥2,610 (2008/3)
Period End	¥2,685	¥3,645	¥4,110	¥2,845

*	The Company did a two-for-one stock split for the Company’s common stock effective July 1, 2006, and share price figures for prior periods have been recalculated to provide a consistent basis for comparison. Accordingly, the recalculated prices differ from actual prices.

— Shareholders

	FY2006 Year-End (As of March 31, 2006)		FY2007 Year-End (As of March 31, 2007)		FY2008 Year-End (As of March 31, 2008)
Categories	Thousand shares	Number of shareholders	Thousand shares	Number of shareholders	Thousand shares	Number of shareholders
Individuals	57,632	56,301	175,920	181,584	182,430	206,654
National and Local Public Entities	—	—	15	1	—	—
Financial Institutions	421,990	271	776,262	377	762,810	362
Securities Companies	12,946	46	39,406	85	35,275	81
Other Domestic Corporations	93,992	848	190,548	2,310	185,117	1,802
Foreigners	326,513	897	640,654	1,039	648,974	1,012
Treasury Stock	4,339	1	12,020	1	20,219	1

Total	917,414	58,364	1,834,828	185,397	1,834,828	209,912

Notes:	1. The numbers of shares above disregard and round off amounts of less than one thousand.

2. The “other domestic corporations” item includes figures for shares registered in the name of the Japan Securities Depository Center, Inc.

Initiatives Going Forward

In April 2008, Honda has begun to implement its 10th Medium-Term Management Plan, covering the ongoing fiscal three-year period. This plan has been launched in the backdrop of considerable uncertainty, including the rising importance of climate change issues, sudden fluctuations in foreign exchange rates and unforeseeable future trends in the world economy. The basic concept of the new three-year plan is “to establish the necessary operating structures, developing and extending from Japan to the world, to enable Honda to continue to expand business globally in the medium-to-long term.” The plan sets two unique directions: “to develop world-leading environmental technologies, and launch them into Honda products, and make these advancing products available to even more customers” and “to advance the manufacturing system for these advancing products toward the next generation.” Honda is working to improve and mature these environmentally advanced technologies and products in Japan, and, together with its next-generation manufacturing system, Honda aims to take initiatives to expand them to the world. To attain the goals of this new medium-term management plan, Honda is taking various initiatives. Here, we would like to introduce major three initiative schemes: “strengthening of motorcycle business,” “innovation of automobile manufacturing in Japan” and “hybrid strategy to achieve full-scale market penetration.”

Strengthening of Motorcycle Business

• Importance of Motorcycle Business

Motorcycles are one of Honda’s major strengths. The motorcycle is a basic means of transportation, and Honda anticipates that demand will continue to expand, especially in Asia outside Japan and South America. This year, Honda will mark the 50th anniversary of the introduction of its Super Cub model, which has become a real symbol of Honda itself. Although the Super Cub’s original concept and basic styling, which were developed in Japan, have not changed its original concept, Honda has evolved the Super Cub to meet the needs and desires of people in various regions and expanded sales of these units throughout the world. Honda intends to continue to create new value-added motorcycles comparable with the Super Cub that are worthy of the Honda lineage and exceed customers’ expectations.

To accomplish this objective, Honda is strengthening its R&D capabilities. Honda will proactively install PGM-FI (Honda’s Programmed Fuel Injection) in its products in the area of environmental technology and motorcycle airbag systems and ABS (antilock brake systems) in more products in the area of safety technology. In addition, Honda will introduce its innovative environmental and safety technologies, including a variable cylinder management (VCM) system for motorcycles that significantly improves fuel efficiency and the electronically controlled combined ABS (C-ABS), an advanced braking system that further improves stability while braking. Moreover, Honda will improve the product attractiveness of medium-sized to large models and strengthen those elements that promote the joy of riding.

Strengthening Motorcycle Production Systems

The new motorcycle plant at Honda’s Kumamoto Factory, which went into operation in April 2008, will play a major role in motor- cycle production. To efficiently produce more than 60 types of motorcycles from small-sized commuters to large motorcycles, Honda built highly efficient and configured production lines to accommodate the unique characteristics of each model. These new initiatives at the Kumamoto Factory will be transferred to the Honda overseas factories in growing motorcycle markets in Asia outside Japan and Latin America. This will be our driving force to create new products that exceed the customers’ expectations in these regions. The new factory will be a driving force for growth of Honda’s motorcycle business going forward.

Innovation of Automobile Manufacturing in Japan

Honda will be executing the most significant innovation of production in its history. Over the next three years, Honda is scheduled to add new and upgraded production facilities in Japan. Several next-generation production facilities will go into operation, including an engine factory at Ogawa, an automobile plant located in Yorii and a new mini-vehicle facility at subsidiary Yachiyo Industry Co., Ltd. The Hamamatsu Factory will be transformed to be a plant that is responsible for transmissions. Outside Japan, in the latter half of 2008, Honda is scheduled to begin production at its new facilities in Indiana, in the United States, a new engine factory in Canada and a second automobile factory in Thailand.

The Ogawa Engine Factory will be responsible for the production of next-generation, environment-friendly engines, which will require more-sophisticated production technology. At this plant, Honda plans to flexibly produce multiple engines that require different production processes, including gasoline engines, diesel engines, in-line 4-cylinder engines and V-type engines. The Yorii Automobile Factory will launch the most-sophisticated system that will control the amount of energy use for manufacturing as a leading automobile plant in the environmental field. The Yorii plant also is designed to be worker-friendly. The Yorii facility works as a next-generation, automobile production facility that can create new value.

Hybrid Strategy to Achieve Full-Scale Market Penetration

The Honda Group regards the reduction of CO2 emissions, which is a global environmental problem, as one of the most important issues it must address. Therefore, Honda has set worldwide targets for reducing CO2 emissions from its products and its production activities.

Honda is scheduling the introduction of a new convenient and compact 5-door/5-passenger hybrid vehicle with light weight that is equipped with an efficient, integrated motor assist system in Japan, North America and Europe early in 2009.

Honda believes that this new hybrid vehicle will provide not only superior fuel efficiency but also high performance and comfortable driving. In addition, Honda is working to offer a new sporty hybrid model based on the CR-Z concept that was exhibited at the 40th Tokyo Motor Show, an all-new Civic Hybrid and a Fit Hybrid model.

FCX Clarity

Honda will begin lease sales of the FCX Clarity fuel cell vehicle, which emits no CO2 in the United States in July 2008 and in Japan this autumn.

Honda Motor Co., Ltd.